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As filed with the Securities and Exchange Commission on April 27, 2001       Registration No. -
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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                     FORM 10

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                      PURSUANT TO SECTION 12(b) OR 12(g) OF
                       THE SECURITIES EXCHANGE ACT OF 1934



                               NEFFS BANCORP, INC.
                               -------------------
             (Exact Name of Registrant as Specified in Its Charter)


             Pennsylvania                                23-2400383
             ------------                                ----------
   (State or Other Jurisdiction of          (IRS Employer Identification Number)
    Incorporation or Organization)


 5629 Route 873, Post Office Box 10, Neffs, PA                  18065-0010
 ---------------------------------------------                  ----------
   (Address of Principal Executive Offices)                     (Zip Code)

                                (610) 767-3875
                                --------------
                          (Issuer's Telephone Number)

                                 With a copy to:
                          Nicholas Bybel, Jr., Esquire
                           David L. Gildernew, Esquire
                             SHUMAKER WILLIAMS, P.C.
                               Post Office Box 88
                              Harrisburg, PA 17108
                                 (717) 763-1121

Securities to be registered pursuant to Section 12(b) of the Act:

      Title of Each Class                   Name of Each Exchange on Which
      to be so Registered                   Each Class is to be Registered
      -------------------                   ------------------------------

             None.
------------------------------------    ----------------------------------------


------------------------------------    ----------------------------------------
Securities to be registered pursuant to Section 12(g) of the Act:

                          Common Stock, par value $1.00
--------------------------------------------------------------------------------
                                (TITLE OF CLASS)

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INTRODUCTION...............................................................................................................1
                Forward-Looking Statements.................................................................................1
                Where to Find Additional Information.......................................................................1

INFORMATION REQUIRED IN THE REGISTRATION STATEMENT.........................................................................2

Item 1.         DESCRIPTION OF BUSINESS....................................................................................2
                General....................................................................................................2
                Lending Activities.........................................................................................3
                Investments................................................................................................3
                Deposit Activities.........................................................................................4
                Employees..................................................................................................4
                Competition................................................................................................4
                Government Supervision and Regulation......................................................................5
                Supervision and Regulation of the Holding Company..........................................................5
                Permitted Activities for Financial Holding Companies......................................................11
                Supervision and Regulation of the Bank....................................................................12
                Supervision and Regulation of Both the Company and the Bank...............................................13
                Economic and Monetary Polices.............................................................................14
                Effects of Inflation......................................................................................14

Item 2.         FINANCIAL INFORMATION.....................................................................................15
                Management's Discussion and Analysis of Financial Conditions and
                  Results of Operations of The Neffs National Bank - Years Ended
                  December 31, 2000, 1999, and 1998.......................................................................15
                Results of Operations.....................................................................................16
                2000 Compared to 1999 and 1998............................................................................16
                Provision for Loan Losses.................................................................................19
                Non-Interest Income.......................................................................................21
                Non-Interest Expense......................................................................................21
                Income Tax................................................................................................21
                Net Income................................................................................................22
                Financial Condition.......................................................................................22
                Securities................................................................................................22
                Loans.....................................................................................................23
                Credit Risk and Loan Quality..............................................................................25
                Federal Funds Sold........................................................................................26
                Liquidity.................................................................................................27
                Other Assets..............................................................................................27
                Deposits..................................................................................................27
                Stockholders' Equity and Capital Requirements/Ratio.......................................................28
                Market Risk - Interest Rate Risk..........................................................................29
                Sensitivity Analysis......................................................................................31

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Item 3.         DESCRIPTION OF PROPERTIES.................................................................................32

Item 4.         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
                     MANAGEMENT...........................................................................................33
                Principal Shareholders....................................................................................33
                Share Ownership by the Directors and Executive Officers...................................................33

Item 5.         DIRECTORS AND EXECUTIVE OFFICERS..........................................................................35
                Board of Directors........................................................................................35
                Principal Officers of the Company.........................................................................36
                Executive Officers of the Bank............................................................................37

Item 6.         EXECUTIVE COMPENSATION....................................................................................38
                Compensation of Directors.................................................................................39

Item 7.         CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS............................................................39

Item 8.         LEGAL PROCEEDINGS.........................................................................................39

Item 9.         MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S
                     COMMON EQUITY AND RELATED STOCKHOLDER MATTERS........................................................40
                Dividends.................................................................................................40

Item 10.        RECENT SALES OF UNREGISTERED SECURITIES...................................................................42

Item 11.        DESCRIPTION OF REGISTRANT'S SECURITIES TO BE
                  REGISTERED..............................................................................................42
                Common Stock..............................................................................................42
                Issuance of Additional Securities.........................................................................43
                Anti-Takeover Provisions in Articles and By-laws..........................................................44
                Anti-Takeover Provisions Applicable to Registered Corporations............................................45

Item 12.        INDEMNIFICATION OF DIRECTORS AND OFFICERS.................................................................49

Item 13.        FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA...............................................................49
                Independent Auditor's Report..............................................................................50
                Note 1. Significant Accounting Policies...................................................................56
                Note 2. Cash and Due From Banks...........................................................................60
                Note 3. Securities........................................................................................60
                Note 4. Loans.............................................................................................62
                Note 5. Allowance for Loan Losses.........................................................................62
                Note 6. Financial Instruments with Off-Balance Sheet Risk.................................................63
                Note 7. Premises and Equipment............................................................................64
                Note 8. Interest Bearing Deposits.........................................................................64
                Note 9. Income Taxes......................................................................................65
                Note 10. Contingencies and Commitments....................................................................66
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                Note 11. Dividend Restrictions............................................................................66
                Note 12. Related Party Transactions.......................................................................66
                Note 13. Fair Value of Financial Instruments..............................................................66
                Note 14. Capital Requirements.............................................................................68
                Note 15. Condensed Financial Information of Neffs Bancorp, Inc. (Parent)..................................70
                Independent Auditor's Report..............................................................................73

Item 14.        CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE......................74

Item 15.        FINANCIAL STATEMENTS AND EXHIBITS.........................................................................74

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                                  INTRODUCTION



FORWARD-LOOKING STATEMENTS

         Certain statements made in this registration statement are not based on historical facts, but are intended to be forward-looking statements. These statements can be identified by the use of forward-looking terminology such as "believes", "expects", "may", "will", "should", or "anticipates" or similar terminology, or by discussions of strategy. These statements reflect our reasonable judgment with respect to future events and are subject to risk and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such forward-looking statements involve known and unknown risks including without limitation:

         -        Changes in general economic and business conditions;

         -        Interest rate fluctuations;

         -        Competition within and from outside the banking industry;

         -        New products and services in the banking industry;

         - Risk inherent in making loans such as repayment risks and fluctuating collateral values;

         -        Problems with technology used by the company and bank;

         -        Changing trends in customer profiles; and/or

         -        Changes in laws and regulations.

We cannot guarantee that these forward-looking statements will turn out to be correct or that our beliefs or goals will not change. Our actual results could be very different from, and worse than, our expectations for various reasons.

         Under the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, an SEC-reporting company that identifies forward-looking statements and warns investors that actual results could differ materially from those in the forward-looking statements, will not be liable for any private action arising under the Securities Act of 1933 based on its forward-looking statements.

WHERE TO FIND ADDITIONAL INFORMATION

         Prior to filing this registration statement, we were not subject to the informational requirements of the Securities Exchange Act of 1934, and, thus, have not previously filed reports, proxy statements and other information with the Securities and Exchange Commission. However, after the effective date of this registration statement, our subsequent reports, proxy statements and other information required to be filed with the SEC will be available for inspection and copying at the public reference facilities maintained by the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington D.C. 20549, at prescribed rates. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-


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0330. We are an electronic filer with the SEC. The SEC maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the SEC's website is: http://www.sec.gov.

         You should rely only on the information contained in this registration statement or to which we have referred to you. We have not authorized anyone to provide any information or to make any representation that is different. The information in this registration statement is only accurate as of the date of this registration statement.

               INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

ITEM 1.  DESCRIPTION OF BUSINESS

GENERAL

         Neffs Bancorp, Inc. was incorporated as a Pennsylvania corporation on March 24, 1986 and is the holding company for The Neffs National Bank. The company acquired the bank in 1986 as part of a reorganization of the company as a bank holding company. As of December 31, 2000, on consolidated basis, the company had total assets of approximately $143,415,000 and total deposits of $113,721,000. The company has no significant operations other than owning the stock of the bank.

         The Neffs National Bank was founded in 1923 and currently serves Lehigh County and surrounding areas through its banking office located in the town of Neffs. Neffs has a population of approximately 700 and is about ten miles from Allentown, Pennsylvania, near the intersection of Interstates 78 and 476. Allentown is the county seat of government and has a population of approximately 105,000.

         The bank's primary purpose is to meet the banking needs of individuals and small to medium sized businesses in the bank's service area, while developing personal, hometown associations with these customers. The bank offers a wide range of banking services including:

         -        Checking and savings accounts;

         -        Commercial, installment, mortgage and personal loans;

         -        Safe deposit boxes; and

         -        Other associated services.

The bank's primary revenue sources are interest income from its lending activities and from its investment portfolio. The bank also earns fees from lending and deposit activities. The major expenses of the bank are interest on deposit accounts and general and administrative expenses, such as salaries, occupancy and related expenses.

         We are not dependent upon a single customer, a specific industry, or a few accounts, the loss of which would have a material adverse effect our financial condition or results of operations. Also, there are no significant foreign sources or uses of funds.


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LENDING ACTIVITIES

         The bank's lending services include real estate, commercial, and consumer loans. The loan portfolio constituted approximately 52% of the earning assets of the bank at December 31, 2000 and has historically produced the highest interest rate spread above the cost of funds. The bank's loan personnel have the authority to extend credit under guidelines established and approved by the Board of Directors. Any aggregate credit that exceeds the authority of the lender is forwarded to the loan review committee and/or the Board of Directors for approval. The loan review committee is composed of an Executive Vice President of the bank and all lenders. All aggregate credits that exceed the loan committee's lending authority are presented to the full Board of Directors for ultimate approval or denial. The loan committee not only acts as an approval body to ensure consistent application of the bank's loan policy but also provides valuable insight through communication and pooling of knowledge, judgment and experience of its members.

         The bank has in the past and intends to continue to make most types of real estate loans, including single and multi-family housing, residential and commercial construction loans and loans for commercial real estate. At the end of 2000, the bank had 66.83% of the loan portfolio in single and multi-family housing (including home equity loans), 11.04% in non-farm, commercial real estate loans, 5.27% in real estate construction loans, and 16.86% in other non-real estate secured loans.

         The bank's non-real estate secured loan portfolio includes commercial and agricultural production loans totaling 8.03% of the portfolio at year-end 2000. Consumer loans make up approximately 8.83% of the total loan portfolio. Consumer loans include loans for household expenditures, car loans and other loans to individuals. While this category has experienced a greater percentage of charge-offs than the other classifications, the bank is committed to continue to make this type of loan to fill the needs of the bank's customer base.

         Fluctuations in the local and national economy could negatively affect the bank's loan portfolio. The bank has used and continues to use conservative loan-to-value ratios and thorough credit evaluation to lessen the risk on all types of loans. The use of conservative appraisals has also reduced exposure on real estate loans. Thorough credit checks and evaluation of past internal credit history has helped to reduce the amount of risk related to consumer loans. The bank evaluates commercial loans by examining collateral value and ability to service debt. Businesses seeking loans must have a good product line and sales, responsible management, manageable debt load and a product that is not adversely affected by downturns in the economy.

INVESTMENTS

         The bank invests a portion of its assets in U.S. Treasury and U.S. Government corporation and agency obligations, state, county and municipal obligations, corporate bonds and equity securities. The bank's investments are managed in relation to loan demand and deposit growth, and are generally used to provide for the investment of excess funds at reduced yields

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and risks relative to increases in loan demand or to offset fluctuations in deposits. The bank does not engage in any hedging activities. For additional information relating to investments, see "Financial Statements and Supplemental Data."

DEPOSIT ACTIVITIES

         Deposits are the major source of funds for lending and other investment activities. The bank considers the majority of its regular savings, demand, NOW and small denomination certificates of deposit, to be core deposits. These accounts comprised approximately 87% of the bank's total deposits on December 31, 2000. Certificates of deposit in denominations of $100,000 or more represented the remaining 13% of deposits at year end.

EMPLOYEES

         On December 31, 2000, we had 26 full time equivalent employees, none of whom are represented by a union or covered by a collective bargaining agreement. Management considers employee relations to be good.

COMPETITION

         We encounter strong competition both in making loans and in attracting deposits. The deregulation of the banking industry and the widespread enactment of state laws which permit multi-bank holding companies as well as an increasing level of interstate banking have created a highly competitive environment for commercial banking. In one or more aspects of our business, we compete with:

         -        Other commercial banks,

         -        Savings and loan associations,

         -        Credit unions,

         -        Finance companies,

         -        Mutual funds,

         -        Insurance companies,

         -        Brokerage and investment banking companies, and

         -        Other financial intermediaries.

Many of these competitors have substantially greater resources and lending limits and may offer certain services that we do not currently provide. In addition, many of our competitors are not subject to the same extensive federal regulations that govern bank holding companies and federally insured banks. Recent federal and state legislation has changed the scope of our competitive environment, and the potential for competition has increased significantly.

         We have identified our principal market as the Northern Lehigh County area. We compete with approximately ten financial institutions whose combined total assets approximate $8 billion in our market and far exceed our total assets. The market area is highly competitive


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and we face increasing competition from our surrounding competitors, and future competitors who may enter the market.

         To compete, we rely upon specialized services, responsive handling of customer needs, excellent products and personal contacts by our officers, directors, and staff. Large multi-branch banking competitors tend to compete primarily by rate and the number and location of branches while most smaller, independent financial institutions tend to compete primarily by rate and personal service.

GOVERNMENT SUPERVISION AND REGULATION

         The following discussion is a summary of the principal laws and regulations that apply to us. Other laws and regulations that govern various aspects of the operations of banks and bank holding companies are not described, although violations of such laws and regulations could result in supervisory enforcement action against us.

SUPERVISION AND REGULATION OF THE HOLDING COMPANY

         The Securities Act of 1933 - The Offer and Sale of Securities. Under the 1933 Act, we are subject to the jurisdiction of the SEC and of state securities commissions for matters relating to the offer and sale of its securities. Accordingly, additional issuances of the our stock to raise capital or for dividend reinvestment, stock option and other plans will require registration, absent any exemption from registration.

         The Securities Exchange Act of 1934 - Periodic Reporting Requirements. Due to our number of shareholders and the size of our assets, our common stock will be registered under Section 12 of the Securities Exchange Act of 1934 once this registration statement is effective. As a registered company, we will be subject to periodic reporting requirements and to regulations regarding proxy statements and other information with the SEC. The reports will include consolidated financial information about the holding company and the bank.

         The Bank Holding Company Act of 1956 - Supervision by the Federal Reserve Board. We are subject to the provisions of the Bank Holding Company Act of 1956, as amended, and to supervision by the Federal Reserve Board. The following restrictions apply:

         o General Supervision by the Federal Reserve Board. As a bank holding company, our activities are limited to the business of banking and activities closely related or incidental to banking. Bank holding companies are required to file periodic reports with and are subject to examination by the Federal Reserve Board. The Board has adopted a risk-focused supervision program for small shell bank holding companies which is tied to the examination results of the subsidiary bank. The Federal Reserve Board has issued regulations under the Bank Holding Company Act that require a bank holding company to serve as a source of financial and managerial strength to its subsidiary banks. As a result, the Federal

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                  Reserve Board may require that the company stand ready to
                  provide adequate capital funds to bank during periods of financial stress or adversity.

o Restrictions on Acquiring Control of other Banks and Companies. A bank holding company may not:

         o Acquire direct or indirect control of more than 5% of the outstanding shares of any class of voting stock, or substantially all of the assets of, any bank, or

         o        Merge or consolidate with another bank holding company,

         without prior approval of the Federal Reserve Board.

         In addition, a bank holding company may not:


         o        Engage in a non-banking business, or

         o Acquire ownership or control of more than 5% of the outstanding shares of any class of voting stock of any company engaged in a non-banking business,

         unless the business is determined by the Federal Reserve Board to be so closely related to banking as to be a proper incident to banking. In making this determination, the Federal Reserve Board considers whether these activities offer benefits to the public that outweigh any possible adverse effects.

o Anti-Tie-In Provisions. A bank holding company and its subsidiaries may not engage in tie-in arrangements in connection with any extension of credit or provision of any property or services. The so-called "anti-tie-in" provisions state generally that a bank may not:

         o        Extend credit,

         o        Lease or sell property, or

         o Furnish any service to a customer on the condition that the customer provide additional credit or service to the bank or its affiliates, or on the condition that the customer not obtain other credit or service from a competitor of the bank.

o Restrictions on Extensions of Credit by Banks to their Holding Companies. Subsidiary banks of a bank holding company are also subject to restrictions imposed by the Federal Reserve Act on:

         o Any extensions of credit to the bank holding company or any of its subsidiaries,

         o Investments in the stock or other securities of the bank holding company, and

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         o        Taking these stock or securities as collateral for loans to any borrower.

o Restrictions on Control Changes. The Change in Bank Control Act of 1978 requires persons seeking control of a bank or bank holding company to obtain approval from the appropriate federal banking agency before completing the transaction. "Control" is generally presumed to be the power to vote 10% or more of a company's voting stock. The Federal Reserve Board is responsible for reviewing changes in control of bank holding companies. In doing so, the Federal Reserve Board reviews the financial position, experience and integrity of the acquiring person and the effect on the financial condition of the bank holding company, relevant markets and federal deposit insurance funds.

         The Pennsylvania Banking Code of 1965 - Supervision by the Pennsylvania Department of Banking. As a Pennsylvania bank holding company, we are subject to regulation and examination by the Pennsylvania Department of Banking. For example, we must obtain the Department of Banking's approval to acquire any additional banks located in Pennsylvania.

         The Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994
- Interstate Banking. Prior to the passage of the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994, also known as the Interstate Banking Act, the Bank Holding Company Act prohibited a bank holding company located in one state from acquiring a bank located in another state, unless the law of the state where the bank to be acquired was located specifically authorized the acquisition. Similarly, prior law generally prohibited interstate branching by a single bank. The Interstate Banking Act permits an adequately capitalized and adequately managed bank holding company to acquire a bank in another state whether or not the laws of that other state permit the acquisition, subject to deposit concentration caps and approval by the Federal Reserve Board. The act permits states to require stricter concentration limitations or to require that the target be in existence for up to 5 years before an out-of-state bank or bank holding company may acquire it. In contrast to interstate acquisitions and mergers, the Interstate Banking Act permits acquisitions of less than all branches of a bank only if the state's laws permit it.

         In addition, under the Interstate Banking Act, an adequately capitalized and well managed bank can engage in interstate expansion by merging with a bank in another state, unless the other state affirmatively opted out of the legislation before June 1, 1997. The Interstate Banking Act also permits the establishment of new branches in another state, but only if a state affirmatively opts in by adopting appropriate legislation.

         Finally, a bank holding company or bank may not acquire a bank outside its home state primarily for the purpose of deposit production, and the transaction must not have a negative impact on the communities that the target bank serves.

         Permitted Activities. The Federal Reserve Board permits bank holding companies to engage in activities so closely related to banking or managing or controlling banks as to be a


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proper incident of banking. In 1997, the Federal Reserve Board significantly expanded its list of permissible non-banking activities to improve the competitiveness of bank holding companies.

         The following list includes activities that a holding company may presently conduct and is subject to change by the Federal Reserve Board:

         o Making, acquiring or servicing loans and other extensions of credit for its own account or for the account of others.

         o Any activity used in connection with making, acquiring, brokering, or servicing loans or other extensions of credit, as determined by the Federal Reserve Board. The Board has determined that the following activities are permissible:

                  o        Real estate and personal property appraising;

                  o        Arranging commercial real estate equity financing;

                  o        Check-guaranty services;

                  o        Collection agency services;

                  o        Credit bureau services;

                  o Asset management, servicing, and collection activities;

                  o Acquiring debt in default, if the holding company divests shares or assets securing debt in default that are not permissible investments for bank holding companies within prescribed time periods, and meets various other conditions; and

                  o        Real estate settlement services.

         o Leasing personal and real property or acting as agent, broker, or advisor in leasing property, provided that:

                  o        The lease is a nonoperating lease;

                  o        The initial term of the lease is at least 90 days;
                           and

                  o If real property is being leased, the transaction will compensate the lessor for at least the lessor's full investment in the property and costs, with various other conditions.

         o Operating nonbank depository institutions, including an industrial bank or savings association.

         o Performing functions or activities that may be performed by a trust company, including activities of a fiduciary, agency or custodial nature, in the manner authorized by federal or state law, so long as the holding company is not a bank.

         o Acting as investment or financial advisor to any person, including:

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         o        Serving as investment advisor to an investment company
                  registered under the Investment Company Act of 1940;

         o Furnishing general economic information and advice, general economic statistical forecasting services, and industry studies;

         o Providing advice in connection with mergers, acquisitions, divestitures, investments, joint ventures, capital structuring, financing transactions, and conducting financial feasibility studies;

         o Providing general information, statistical forecasting, and advice concerning any transaction in foreign exchange, swaps and similar transactions, commodities, and options, futures and similar instruments;

         o Providing educational courses and instructional materials to consumers on individual financial management matters; and

         o Providing tax planning and tax preparation services to any person.

o        Agency transactional services for customer investments, including:

         o Securities brokerage -- Providing securities brokerage services, whether alone or in combination with investment advisory services, and incidental activities, including related securities credit activities compliant with Federal Reserve Board Regulation T and custodial services, if the securities brokerage services are restricted to buying and selling securities solely as agent for the account of customers and do not include securities underwriting or dealing.

         o Riskless-principal transactions -- Buying and selling all types of securities in the secondary market on the order of customers as "riskless principal."

         o Private-placement services -- Acting as agent for the private placement of securities in accordance with the requirements of the Securities Act of 1933 and the rules of the Commission.

         o Futures commission merchant -- Acting as a futures commission merchant for unaffiliated persons in the execution and clearance of any futures contract and option on a futures contract traded on an exchange in the United States or abroad, if the activity is conducted through a separately incorporated subsidiary of the bank holding company and the company satisfies various other conditions.

o        Investment transactions as principal:

                  o Underwriting and dealing in government obligations and money market instruments, including bankers' acceptances and certificates of deposit, under the same limitations applicable if the activity were performed by the bank holding company's subsidiary member banks.

                  o        Engaging as principal in:

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                  o        Foreign exchanges, and

                  o Forward contracts, options, futures, options on futures, swaps, and similar contracts, with various conditions.

         o        Buying and selling bullion, and related activities.

o        Management consulting and counseling activities:

         o Subject to various limitations, management consulting on any matter to unaffiliated depository institutions, or on any financial, economic, accounting, or audit matter to any other company.

         o Providing consulting services to employee benefit, compensation, and insurance plans, including designing plans, assisting in the implementation of plans, providing administrative services to plans, and developing employee communication programs for plans.

         o        Providing career counseling services to:


                  o A financial organization and individuals currently employed by, or recently displaced from, a financial organization;

                  o Individuals who are seeking employment at a financial organization; and

                  o Individuals who are currently employed in or who seek positions in the finance, accounting, and audit departments of any company.

         o        Support services:

                  o        Providing limited courier services; and

                  o Printing and selling checks and related items requiring magnetic ink character recognition.

         o        Insurance agency and underwriting:

                  o Subject to various limitations, acting as principal, agent, or broker for credit life, accident, health and unemployment insurance that is directly related to an extension of credit by the bank holding company or any of its subsidiaries.

                  o Engaging in any insurance agency activity in a place where the bank holding company or a subsidiary of the bank holding company has a lending office and that has a population not exceeding 5,000 or has inadequate insurance agency facilities, as determined by the Federal Reserve Board.

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                  o        Supervising, on behalf of insurance underwriters, the
                           activities of retail insurance agents who sell fidelity insurance and property and casualty insurance on the real and personal property used in the bank holding company's operations or its subsidiaries, and group insurance that protects the employees of the bank holding company or its subsidiaries.

                  o Engaging in any insurance agency activities if the bank holding company has total consolidated assets of $50 million or less, with the sale of life insurance and annuities being limited to sales in small towns or as credit insurance.

         o Making equity and debt investments in corporations or projects designed primarily to promote community welfare, and providing advisory services to these programs.

         o Subject to various limitations, providing others financially oriented data processing or bookkeeping services.

         o Issuing and selling money orders, travelers' checks and United States savings bonds.

         o Providing consumer financial counseling that involves counseling, educational courses and distribution of instructional materials to individuals on consumer-oriented financial management matters, including debt consolidation, mortgage applications, bankruptcy, budget management, real estate tax shelters, tax planning, retirement and estate planning, insurance and general investment management, so long as this activity does not include the sale of specific products or investments.

         o        Providing tax planning and preparation advice.


PERMITTED ACTIVITIES FOR FINANCIAL HOLDING COMPANIES

         The Gramm-Leach-Bliley Financial Services Modernization Act, signed into law on November 12, 1999, amends the Bank Holding Company Act of 1956 to create a new category of holding company - the "financial holding company." To be designated as a financial holding company, a bank holding company must file an application with the Federal Reserve Board. The holding company must be well capitalized and well managed, as determined by Federal Reserve Board regulations. Once a bank holding company becomes a financial holding company, the holding company or its affiliates may engage in any financial activities that are "financial in nature or incidental to such activities." Furthermore, the Federal Reserve may approve a proposed activity if it is "complementary" to financial activities and does not threaten the safety and soundness of banking. The act provides an initial list of activities that constitute activities that are financial in nature, including:

         o        Lending and deposit activities,

         o Insurance activities, including underwriting, agency and brokerage,

         o        Providing financial investment advisory services,

         o Underwriting in, and acting as a broker or dealer in, securities,

         o        Merchant banking, and

         o        Insurance company portfolio investment.

         The primary tool granted the Federal Reserve under the Act is the authority to require that the financial holding company remain well capitalized and well managed.

SUPERVISION AND REGULATION OF THE BANK

         Office of the Comptroller of Currency Supervision and Regulation. The Office of the Comptroller of Currency regulates, supervises and examines the bank. The bank is also subject to regulation, supervision and examination by the FDIC. Federal law also governs the activities in which the bank may engage, the investments that it may make and limits the aggregate amount of loans that may be granted to one borrower. Various consumer and compliance laws and regulations also affect the bank's operations.

         The OCC conducts regular examinations of the bank and reviews such matters as:

         -        The adequacy of loan loss reserves,

         -        Quality of loans and investments,

         -        Management practices,

         -        Compliance with laws, and

         -        Other aspects of its operations.

In addition to these regular examinations, the bank must furnish the OCC with periodic reports containing a full and accurate statement of its affairs. Supervision, regulation and examination of banks by the OCC and FDIC are intended primarily for the protection of depositors rather than shareholders.

         Insurance of Accounts, Assessments and Regulation by the FDIC. The FDIC insures the deposits of the bank up to the limits set forth under applicable law. The deposits of the bank are also subject to the deposit insurance assessments of the Bank Insurance Fund of the FDIC.

         The FDIC may prohibit any BIF-insured institution from engaging in any activity that the FDIC determines to pose a serious threat to the insurance fund. Also, the FDIC may initiate enforcement actions against banks, after first giving the institution's primary regulatory authority an opportunity to take such action. The FDIC may terminate the deposit insurance of any depository institution if it determines, after a hearing, that the institution:

         -        Has engaged or is engaging in unsafe or unsound practices,

         - Is in an unsafe or unsound condition to continue operations, or

         - Has violated any applicable law, regulation, order or any condition imposed in writing by the FDIC.

It also may suspend deposit insurance temporarily during the hearing process for the permanent termination of insurance, if the institution has no tangible capital. If deposit insurance is terminated, the deposits at the institution at the time of termination, less subsequent withdrawals, shall continue to be insured for a period from six months to two years, as determined by the FDIC. Management is not aware of any existing circumstances that could result in termination of the bank's deposit insurance.

         Community Reinvestment Act. The requirements of the Community Reinvestment Act are applicable to the bank. The act imposes on financial institutions an affirmative and ongoing obligation to meet the credit needs of their local communities, including low and moderate income neighborhoods, consistent with the safe and sound operation of those institutions. A financial institution's efforts in meeting community credit needs currently are evaluated as part of the examination process pursuant to twelve assessment factors. These factors also are considered in evaluating mergers, acquisitions and applications to open a branch or facility.


SUPERVISION AND REGULATION OF BOTH THE COMPANY AND THE BANK

         Risk-Based Capital Guidelines. Both the company and the bank are required to comply with the Federal Reserve Board's and OCC's risk-based capital guidelines. The required minimum ratio of total capital to risk-weighted assets, including some off-balance sheet activities, such as standby letters of credit, is 8%. At least half of the total capital is required to be "Tier I Capital," consisting principally of common stockholders' equity, less certain intangible assets. The remainder, "Tier II Capital," may consist of:

         o        Some types of preferred stock,

         o        A limited amount of subordinated debt,

         o        Some hybrid capital instruments,

         o        Other debt securities, and

         o        A limited amount of the general loan loss allowance.

The risk-based capital guidelines are required to take adequate account of interest rate risk, concentration of credit risk, and risks of nontraditional activities.

         Capital Leverage Ratio Requirements. The Federal Reserve Board requires that the company maintain a leverage ratio of a minimum level of Tier I capital, as determined under the risk-based capital guidelines, equal to 3% of average total consolidated assets for those bank holding companies that have the highest regulatory examination rating and are not contemplating or experiencing significant growth or expansion. All other bank holding companies are required to maintain a ratio of at least 1% to 2% above the stated minimum. The bank is subject to almost identical capital requirements.

         Payment of Dividends. The company is a legal entity separate and distinct from the bank. Virtually all of the company's revenues result from dividends paid to the company by the bank. Under OCC regulations, a national bank may not declare a dividend in excess of its undivided profits.

         Additionally, a national bank may not declare a dividend if the total amount of all dividends, including the proposed dividend, declared by the national bank in any calendar year exceeds the total of the national bank's retained net income of that year to date, combined with its retained net income of the two preceding years, unless the dividend is approved by the OCC. A national bank may not declare or pay any dividend if, after making the dividend, the national bank would be "undercapitalized" as defined in OCC regulations.

         The Federal Reserve has indicated that banking organizations should generally pay dividends only if:

         - The organization's net income available to common shareholders over the past year has been sufficient to fully fund the dividends, and

         - The prospective rate of earnings retention appears consistent with the organization's capital needs, asset quality and overall financial condition.

         Pennsylvania law also imposes additional restrictions on the payment of dividends. See "Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters."

ECONOMIC AND MONETARY POLICES

         General economic conditions, as well as the economic and monetary policies of various regulatory authorities, affect our operations. In particular, the Federal Reserve Board regulates money, credit and interest rates in order to influence general economic conditions. These policies have a significant influence on overall growth and distribution of loans, investments and deposits and affect interest rates charged on loans or paid for time and savings deposits. Federal Reserve Board monetary policies have had a significant effect on the operating results of commercial banks in the past and are expected to continue to do so in the future.

EFFECTS OF INFLATION

         Inflation has a significant impact on our operating costs. Unlike many industrial companies, however, most of our assets and liabilities are monetary in nature. As a result, interest rates have a more significant impact on our performance than the general level of inflation. Over short periods of time, interest rates may not necessarily move in the same direction or in the same magnitude as the prices of goods and services.

ITEM 2. FINANCIAL INFORMATION

                             SELECTED FINANCIAL DATA


                                          2000               1999                1998                1997                1996
                                          ----               ----                ----                ----                ----
Operations:
Interest income                      $  9,701,479        $  9,316,484        $  8,930,998        $  8,582,675        $  8,207,288
Interest expense                        4,716,024           4,586,805           4,565,669           4,344,765           4,265,672
                                     ------------        ------------        ------------        ------------        ------------
Net interest income                  $  4,985,455        $  4,729,679        $  4,365,329        $  4,237,910        $  3,941,616
Provision for credit losses                  --                  --                  --                  --                  --
Noninterest income                        301,290             442,190             351,859             237,669             315,231
Securities gains                             --                  --                 8,653               2,050               1,890
Noninterest expense                     1,784,760           1,697,226           1,701,147           1,550,067           1,509,427
Income tax expense                        843,109             843,139             717,142             619,475             506,688
                                     ------------        ------------        ------------        ------------        ------------
Net income                           $  2,658,876        $  2,631,504        $  2,307,552        $  2,308,087        $  2,242,622

Per Share:
Net income(Basic and diluted)        $      13.43        $      13.25        $      11.64        $      11.66        $      11.33
Dividends                            $       2.10        $       2.00        $       1.10        $       1.65        $       1.80

Balances at December 31:
Loans                                $ 70,009,809        $ 64,178,949        $ 60,146,543        $ 60,489,738        $ 54,833,032
Assets                                143,415,219         137,397,489         132,580,779         123,673,117         118,709,773
Deposits                              113,721,223         109,213,819         107,118,876         100,340,118          97,494,474
Shareholders Equity                    28,660,064          26,793,138          24,538,039          22,440,725          20,361,264

                                             2000            1999
                                             ----            ----
Ratios:
Return on average assets                     1.90%           1.94%
Return on average equity                     9.54%          10.18%
Equity to assets, average                   19.96%          19.03%
Dividend payout ratio                       15.64%          15.09%

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS AND
RESULTS OF OPERATIONS OF THE NEFFS NATIONAL BANK - YEARS ENDED
DECEMBER 31, 2000, 1999, AND 1998

         The following is our discussion and analysis of the results of operations, capital resources, and liquidity presented with the accompanying consolidated financial statements for Neffs Bancorp, Inc. (the Corporation) and its wholly owned subsidiary, The Neffs National Bank (the Bank). The consolidated financial condition and results of operations consist almost entirely of the Bank's financial condition and results of operations. This discussion should be read in conjunction with the financial tables, financial statements and notes to financial statements appearing elsewhere in this report.

RESULTS OF OPERATIONS

         The results of operations and financial condition are explained through an analysis of fluctuations in net interest income and other noninterest income and expense items.

         Net interest income is the difference between total interest income and total interest expense. Interest income is generated through earning assets which include loans, deposits with other banks, and investments. The amount of interest income is dependent on many factors including the volume of earning assets, the level of and changes in interest rates, and volumes of nonperforming loans. The cost of funds varies with the volume of funds necessary to support earning assets, the rates paid to maintain deposits, rates paid on borrowed funds and the level of interest-free deposits.

2000 COMPARED TO 1999 AND 1998

         Total interest income increased by $385,000 or 4.l% to $9,701,000 for the year ending December 31, 2000 from $9,316,000 for the year ending December 31, 1999 and $385,000 or 4.3% in 1999 from $8,931,000 for the year ending
December 31, 1998. This increase is primarily the result of strong demand for loans, mostly consumer mortgage loans.

         Total interest expense increased by $129,000, or 2.7%, to $4,716,000 in 2000 from $4,587,000 in 1999 and by $21,000 or .5% in 1999 from $4,566,000 in
1998. The rising rate environment during 2000 contributed to the increase in the cost of funds which escalated to 4.69% from 4.61% in 1999.

         Net interest income increased by $256,000, or 5.4%, to $4,985,000 in 2000 from $4,729,000 in 1999. Net interest income for 1999 increased by $364,000 or 8.3% over net interest income of $4,365,000 in 1998. Even though interest rates were generally on the rise during 2000, The Neffs National Bank's net interest rate spread decreased to 2.50% in 2000 from 2.52% in 1999, as increased funding costs slightly outpaced improvement in earning asset yields. However, net interest margin increased due to higher levels of noninterest bearing deposits.

         TABLE 1 presents a summary of the Bank's average balances, rates, interest income and expense, the interest spread and the net interest margin for the years ended December 3l, 2000 and 1999.

         TABLE 2 presents the relative contribution of changes in volumes and changes in rates to changes in the net interest income for the periods indicated.

                                     TABLE 1

                                                                               Year ended December 31,
                                                                 2000                                          1999
                                                                 ----                                          ----
(dollars in thousands)                               Average                 Average             Average                  Average
                                                     Balance    Interest     Yld/Cost            Balance      Interest    Yld/Cost
                                                     -------    --------     --------            -------      --------    --------
Interest-earning assets:
  Loans receivable(1)                                $66,870     $5,480       8.20%              $62,036       $5,106       8.23%
  Investment securities:
     Taxable                                          45,586      3,133       6.87%               44,048        3,010       6.83%
     Non-taxable(4)                                   22,171      1,075       4.85%               21,812        1,068       4.90%
  Other interest-earning assets                          234         13       5.56%                2,774          132       4.76%
                                                    --------     ------       ----              --------       ------       ----
  Total interest-earning assets                     $134,861     $9,701       7.19%             $130,670       $9,316       7.13%
                                                                 ------       ----                             ------       ----
Noninterest-earning assets                             4,812                                       5,231
                                                    --------                                    --------
     Total assets                                   $139,673                                    $135,901
                                                    ========                                    ========
Interest-bearing liabilities:
NOW/Money market                                      $6,952       $146       2.10%               $6,508         $139       2.14%
  Savings                                             27,776        866       3.12%               26,813          796       2.97%
  Certificates of deposit                             65,087      3,657       5.62%               66,079        3,649       5.52%
Short term Borrowings                                    760         47       6.18%                   76            3       3.95%
                                                    --------     ------       ----              --------       ------       ----
     Total interest-bearing liabilities             $100,575     $4,716       4.69%              $99,476       $4,587       4.61%
                                                                 ------                                        ------
Noninterest-bearing liabilities:
  Demand deposits                                     10,302                                       9,660
  Other liabilities                                      912                                         906
Shareholders' Equity                                  27,884                                      25,859
                                                    --------                                    --------
     Total Liabilities and Shareholders' Equity     $139,673                                    $135,901
                                                    ========                                    ========

Net interest income/spread(2)                                    $4,985       2.50%                            $4,729       2.52%
                                                                 ------       ----                             ------       ----
Net interest margin(3)                                                        3.70%                                         3.62%
                                                                              ----                                          ----

-------------------

(1)      Average balances include non-accrual loans.

(2) Interest rate spread represents the difference between the average yield on interest-earning assets and the average cost of interest bearing liabilities.

(3) Net interest margin represents net interest income as a percentage of average interest-earning assets.

(4)      There have been no tax-equivalent adjustments made to yields.

                                     TABLE 2
                              2000 COMPARED TO 1999
                           INCREASE(DECREASE) DUE TO:

                                              Volume          Rate       Rate/Volume     Total
                                              ------          ----       -----------     -----
Interest income:
   Loans receivable                            $ 398         ($ 22)        ($  2)        $ 374
   Investment Securities:
     Taxable                                     105            18             1           124
     Non-Taxable                                  18           (11)           (0)            6
   Other interest-earning assets                (121)           22           (20)         (119)
                                               -----         -----         -----         -----
   Total interest-earning assets               $ 400         $   7         ($ 22)        $ 385

Interest expense:
   NOW/Money market                            $   9         ($  2)        ($  0)        $   7
   Savings                                        29            39             2            70
   Certificates of deposit                       (55)           64            (1)            8
   Other liabilities                              27             2            15            44
                                               -----         -----         -----         -----
     Total interest-bearing liabilities        $  10         $ 102         $  16         $ 129
                                               -----         -----         -----         -----

Net change in net interest income              $ 390         ($ 95)        ($ 38)        $ 256
                                               =====         =====         =====         =====

                                     TABLE 3
                              1999 COMPARED TO 1998
                           INCREASE(DECREASE) DUE TO:

                                              Volume          Rate       Rate/Volume     Total
                                              ------          ----       -----------     -----
Interest income:
   Loans receivable                            $ 148         ($ 50)        ($  1)        $  96
   Investment Securities:
     Taxable                                     305           (47)           (5)          253
     Non-Taxable                                 171           (61)          (12)           98
   Other interest-earning assets                 (50)          (16)            4           (62)
                                               -----         -----         -----         -----
   Total interest-earning assets               $ 573         ($174)        ($ 14)        $ 385

Interest expense:
   NOW/Money market                            ($ 11)        ($  4)        ($  2)        ($ 17)
   Savings                                        39           (39)           (5)           (5)
   Certificates of deposit                       201          (154)           (9)           38
   Other liabilities                               0             0             3             3
                                               -----         -----         -----         -----
     Total interest-bearing liabilities        $ 228         ($197)        ($ 13)        $  20
                                               -----         -----         -----         -----

Net change in net interest income              $ 345         $  23         ($  1)        $ 365
                                               =====         =====            ==         =====

PROVISION FOR LOAN LOSSES

         Although the Bank maintains sound credit practices, loan deterioration may occur resulting in the eventual charge off of the loans as losses. The Bank's net charge-offs have been substantially lower than peer group performance for many years. The provision for loan losses and the allowance for loan losses are based upon management's ongoing assessment of the Bank's credit exposure and consideration of other relevant factors. The allowance for loan losses is a valuation that is available to absorb potential losses inherent in the portfolio. The provision for loan losses is the amount charged against the Bank's earnings. The appropriateness and adequacy of the allowance is determined based upon several factors including:

         - a continuing review of delinquent, classified and non-accrual loans, large loans and overall portfolio quality,

         - analytical review of loan charge-off experience, delinquency rates and other relevant historical ratios,

         - management's judgment with respect to the nature of the portfolio, concentrations of credit, regulatory recommendations and current and projected economic and business conditions and their impact on the existing portfolio, and

         - regular examinations and review of the portfolio by regulatory authorities.

         Management makes allocations to specific nonhomogeneous loans based on the present value of expected future cash flows or the fair value of the underlying collateral for impaired loans and to other classified loans based on various credit risk factors. These factors include collateral values, the financial condition of the borrower and industry and current economic trends.

         Estimated credit losses on homogeneous loans are based on the average annual rate of net charge-offs experienced over the previous two or three years on similar loans, adjusted for current conditions and trends. While allocations are made to specific loans, the allowance is available for all loan losses.

         There was no provision for loan losses expense recorded for years 2000, 1999, and 1998.

         The allowance for loan losses represented 0.63% of total loans receivable at December 31, 2000 as compared with 0.72% at December 3l, 1999. Management regularly assesses the appropriateness and adequacy of the loan loss reserve in relation to credit exposure associated with individual borrowers, overall trends in the loan portfolio and other relevant factors, and believes the reserve is reasonable and adequate for each of the periods presented. The Neffs National Bank has no credit exposure to foreign countries or foreign borrowers.

         TABLE 4 sets forth the period-end loans receivable balances and summarizes the Bank's loan loss experience for the periods presented, as well as certain ratios related to net charge-offs.

         TABLE 5 provides the allocation of the allowance for loan losses to the various loan types and provides percentages of those loan types to the total loan portfolio. Based on the evaluation of prior years losses and the credit risk with installment loans, the Bank allocated more of the allowance for loan loss to installment loans for the year-end 2000.


                                     TABLE 4
                         SUMMARY OF LOAN LOSS EXPERIENCE

                                                                  Year Ended December 31
    (In Thousands)                                                2000              1999
    --------------                                                ----              ----
Period-end Loans                                                $ 70,010          $ 64,179
                                                                ========          ========

Average Loans                                                   $ 66,870          $ 62,036
                                                                ========          ========
Allowance for Loan Losses:
Beginning Balance                                               $    461          $    471
           Charge offs:  Consumer Loans                              (25)              (11)
           Recoveries: Consumer Loans                                  4                 1
           Provision for Loan Losses                                --                 --
                                                                --------          --------
Ending Balance                                                  $    440          $    461
                                                                ========          ========
Ratios:
           Net charge-offs to average loans                         0.03%             0.02%

           Provision for loan losses to average loans               --                --

           Allowance for loan losses to period end loans            0.63%             0.72%

                                     TABLE 5
                   ALLOCATION OF THE ALLOWANCE FOR LOAN LOSSES

                                                      2000                              1999
                                                      ----                              ----
                                                            PERCENT OF                         PERCENT OF
                                                            LOAN TYPE                          LOAN TYPE
                                                             TO TOTAL                           TO TOTAL
(In Thousands)                             AMOUNT             LOANS           AMOUNT              LOANS
--------------                             ------             -----           ------              -----
Commercial                                    $29               8.03%            $27               8.29%
Commercial real estate                         42              11.04%             37              11.21%
Real estate-construction                       18               5.27%              4               1.20%
Residential real estate                       168              49.58%            170              55.25%
Home equity                                    68              17.25%             59              16.62%
Installment                                    88               8.83%             58               7.43%
Unallocated                                    27                 N/A            106                 N/A
                                             ----             ------            ----             ------
    Total                                    $440             100.00%           $461             100.00%
                                             ====             ======            ====             ======

NON-INTEREST INCOME

         Non-interest income consists primarily of service charges on deposit accounts, and other fee income. Non-interest income was $301,290, $442,190 and $360,512 for the years 2000, 1999 and 1998, respectively. Non-interest income increased in 1999 due the recovery of a previously written-down security. In 1998, a portion of the Bank's non-interest income was the result of the liquidation of other real estate owned.

NON-INTEREST EXPENSE

         Non-interest expense was $l,784,760, $l,697,226 and $l,701,147 for the years 2000, 1999 and 1998, respectively. Salary expense and employee benefits represented the largest component, or 45-49% of non-interest expense for each year. Non-interest expenses also include an array of other expenses such as:

-        Occupancy,

-        Furniture and equipment,

-        Pennsylvania shares tax, and

-        Other expenses.

         Salary expenses and related employee benefits increased by $64,898, or 8%, to $868,569 for 2000 from $803,671 for 1999. Expenses for 1999 increased by $34,758 or 4.5% over $768,913 for 1998. Increases in both years were due to the hiring of additional personnel, and budgeted salary increases. In addition, 2000 benefits expense was impacted by increased premium costs associated with group medical insurance. At December 3l, 2000, there were 26 full-time equivalent employees as compared to 25 at December 3l, 1999, and 24 at December 3l, 1998.

         Occupancy expense remained constant during the three-year period. Furniture and equipment expenses showed a consistent decline over the period. This represented depreciation associated with the furniture and equipment owned by the Bank and the fact that new equipment purchases have been kept to a minimum.

         Other expenses including shares tax were $670,990, $618,375 and $639,692 for the years 2000, 1999 and 1998, respectively. Increases in these expenses for 2000 are primarily attributable to the Bank's growth and expanded equity. The decrease in other expenses from 1998 to 1999 was due mainly to decrease in legal/audit and loan collection expense of approximately $30,000.

INCOME TAX

         Income tax expense was $843,109, $843,139 and $717,142 for the years 2000, 1999 and 1998, respectively. The increase in income tax expense for 1999 was mainly due to the increase in net income. Tax expense for each year resulted in a stable effective tax rate of approximately

24%, short of the statutory rate of 34% due to income earned on tax-exempt state and municipal bonds.

NET INCOME

         Net income for 2000 was $2,658,876, an increase of $27,372 or 1% over 1999. Net income for 1999 was $2,631,504, an increase of $323,952, or 14% over 1998. The increase in year 2000 net income was the result of an increase of $256,000 in net interest income, a decrease of $141,000 in other income and an increase of $88,000 in other expense. The increase in year 1999 income over 1998 was the result of an increase in net interest income of $364,000, and an increase of $82,000 in other income and an increase of income tax expense of $126,000.

FINANCIAL CONDITION

SECURITIES

         The Bank's securities portfolio is composed of securities that not only provide interest income, including tax-exempt income, but also provide a source of liquidity. The portfolio allows management to better respond to the Bank's interest sensitivity position, to diversify the earning asset portfolio and provide collateral for public fund deposits. Established policies are in place that address various aspects of managing the portfolio, including but not limited to, concentrations, liquidity, credit quality, interest rate sensitivity and regulatory guidelines. Adherence to these policies is monitored by the Bank's Investment Committee and by the Bank's Asset/Liability Management Committee and Board of Directors on a quarterly basis.

         Although the Bank generally intends to hold its securities portfolio until maturity, a portion of the portfolio is classified as available-for-sale. Securities in the held to maturity category are accounted for at amortized cost. Available-for-sale securities are accounted for at fair value with unrealized gains or losses, net of income taxes, reported as a separate component of stockholders' equity. The Bank invests in securities for the yield they produce and not to profit from trading. The Bank holds no trading securities in its portfolio.

         The Bank's securities portfolio at December 3l, 2000 totaled $68,029,000 as compared to $68,077,000 at December 3l, 1999. Securities available-for-sale decreased to $3,218,000 at December 3l, 2000 compared to $3,299,000 at December 31, 1999. Securities held to maturity increased to $64,811,000 at December 3l, 2000 compared to $64,779,000 at December 3l, 1999.
Other than the U.S. Government and its agencies, the Bank holds no securities of a single issuer whose aggregate carrying value exceeds 10% of stockholders' equity.

         The carrying value of the available-for-sale portion of the Bank's securities portfolio as of December 3l, 2000 includes net unrealized gains of $25,644 (reflected as accumulated other comprehensive income of $16,925 in stockholders' equity, net of deferred income taxes of $8,719) compared to unrealized losses of $9,000 ($5,940 net of taxes of $3,060) as of December 3l, 1999.

         TABLE 6 illustrates the composition of the securities portfolio for the periods presented.

         TABLE 7 presents the maturities and average weighted yields of the securities portfolio as of December 3l, 2000.

                                     TABLE 6
                                   SECURITIES

                                                          December 31,
(Dollars in Thousands)                                2000           1999
                                                      ----           ----
Held to maturity securities:
   U.S. Government agencies and corporations        $31,123        $28,003
   State and political subdivisions                  22,040         22,357
   Mortgage-backed securities                          --            1,937
   Other                                             11,648         12,481

Available for sale securities:
   Mortgage-backed securities                           670            779
   US Treasury                                        2,029          2,031
   Equity                                               519            489
                                                    -------        -------
     Total securities                               $68,029        $68,077
                                                    =======        =======

                                     TABLE 7
            MATURITIES AND WEIGHTED AVERAGE YIELDS OF DEBT SECURITIES

                                                                     After one but          After five but
                                            Within one year        within five years       within ten years         After ten years
                                            ---------------        -----------------       ----------------         ---------------
           (IN THOUSANDS)                Amount         Yield    Amount         Yield    Amount        Yield     Amount        Yield
                                         ------         -----    ------         -----    ------        -----     ------        -----
U.S. Government agencies
   and corporations                     $ 1,010         7.72%   $ 1,904         5.92%   $ 4,522         7.01%   $25,716        6.95%
State & political subdivisions (1)        1,083         9.17%     5,813         8.36%     8,911         7.50%     6,233        7.48%
Mortgage-backed securities                 --           --         --           --          309         6.01%       361        6.54%
Other securities                            597         6.98%     4,657         6.56%       883         6.39%     5,511        6.81%
                                        -------         ----    -------         ----    -------         ----    -------        ----
     Total Debt Securities              $ 2,690         8.13%   $12,374         7.32%   $14,625         7.22%   $37,821        7.04%
                                        =======         ====    =======         ====    =======         ====    =======        ====

-----------------------

(1) Yields on tax-exempt debt securities have been computed on a fully tax-equivalent basis.

LOANS

         The loan portfolio comprises a major component of the Bank's earning assets. Loans receivable increased $5,831,000, or 9%, to $70,010,000 as of December 31, 2000 from $64,179,000 as of December 3l, 1999. Loans receivable represent 49% of total assets and 62% of total deposits as of December 3l, 2000 as compared to 47% and 59%, respectively, at December 3l, 1999. All of the Bank's loans are to domestic borrowers.

         Loan concentrations are considered to exist when the total amount of loans to any one or a multiple number of borrowers engaged in similar activities or with similar economic characteristics, exceeds 10% of loans outstanding in any one category. At December 31, 2000, residential real estate loans amounted to $34,710,000, or 49.58% of total loans, residential home equity loans amounted to $12,078,000, or 17.25%, and commercial real estate loans amounted to $7,725,000, or 11.04%. Although such loans are not made to one specific borrower or industry, it is important to note that the quality of these loans is affected by the region's economy and real estate market. Management does not believe such a concentration poses a problem to the Bank at this time.

         Other than as described herein, management does not believe there are any trends, events, or uncertainties which are reasonably expected to have a material adverse impact on future results of operations, liquidity, or capital resources.

            TABLE 8 presents the composition of the total loan portfolio for the periods presented.

            TABLE 9 summarizes the loan maturities and interest sensitivity for a segment of the loan portfolio.

                                     TABLE 8
                             TOTAL LOANS OUTSTANDING

                                                           December 31,

(In Thousands)                          2000        % of Totals      1999         % of Totals
                                        ----        -----------      ----         -----------
Commercial                            $ 5,622           8.03%       $ 5,321           8.29%
Commercial real estate                  7,725          11.04%         7,192          11.21%
Residential real estate                34,710          49.58%        35,456          55.25%
Real estate construction                3,690           5.27%           772           1.20%
Home equity                            12,078          17.25%        10,666          16.62%
Other consumer                          6,185           8.83%         4,772           7.43%
                                      -------         ------        -------         ------
       Total Loans Outstanding        $70,010         100.00%       $64,179         100.00%
                                      =======         ======        =======         ======

                                     TABLE 9
          LOAN MATURITIES AND SENSITIVITY TO CHANGES IN INTEREST RATES
                       COMMERCIAL AND CONSTRUCTION LOANS
                                DECEMBER 31, 2000

                                                 1 year thru 5
(In thousands)                   1 year or less      years      After 5 years     Total
                                 --------------      -----      -------------     -----
Maturity of Loans Receivable:
   Commercial                        $ 1,076        $ 9,188        $ 3,083        $13,347
   Real estate-construction               --          3,690             --        $ 3,690
     Total                           $ 1,076        $12,878        $ 3,083        $17,037

                                          1 year thru 5
                                              years       After 5 years
                                              -----       -------------
Fixed interest rates                         $ 3,715        $ 3,083
Floating or adjustable interest rates          9,163             --
  Total                                      $12,878        $ 3,083

CREDIT RISK AND LOAN QUALITY

         The Bank continues to strive to minimize credit risk. The Bank's written lending policy requires underwriting, loan documentation and credit analysis standards to be met prior to the approval and funding of any loan. In accordance with that policy, internal loan review monitors the loan portfolio on an ongoing basis. An allowance for loan loss analysis is prepared each quarter and is submitted to the Board of Directors for its assessment as to the adequacy. The allowance for loan losses is an accumulation of expense that has been charged against past and present earnings to address losses inherent in the loan portfolio.

         The Bank's lending policy is executed through the tiered assignment of loan limit authorities (secured and unsecured), to individual officers of the Bank, the Loan Committee and the Board of Directors. Although the Bank maintains sound credit policies, certain loans may deteriorate for a variety of reasons. The Bank's policy is to place all loans on a non-accrual status upon becoming 90 days delinquent in their payments, unless there is a documented, reasonable expectation of the collection of the delinquent amount. Loans are reviewed bi-weekly as to their status and a list of all accounts >60 days delinquent is presented to the Board of Directors.

         Total non-performing loans (comprised of non-accrual loans and loans past due for more than 90 days) as of December 3l, 2000 were $267,000 as compared to $473,000 as of December 3l, 1999. Total non-performing loans as a percentage of total loans were 0.38% at December 3l, 2000 as compared to 0.74% at December 3l, 1999. The reduction in nonperforming loans is due in part to the transfer of a loan that had been in nonaccrual status at the end of 1999 into other real estate during 2000. It is important to note that loan officers work with loan customers on an ongoing basis to minimize losses that may occur on these non-accrual and delinquent loans. In addition, management is not aware of any material potential problem loans that have not been disclosed herein.

         TABLE 10 presents detailed information about the Bank's non-performing loans and non-performing assets for the periods presented.

                                    TABLE 10
                              ASSET QUALITY RATIOS

                                                                         December 31,
(In thousands)                                                        2000         1999
                                                                      ----         ----
Non-accruing loans                                                    $  4         $136
Accruing loans past due 90 days or more                                263          337
                                                                    ------        -----
     Total nonperforming loans                                        $267         $473
Other real estate                                                       97           --
                                                                    ------        -----
     Total nonperforming assets                                       $364         $473
                                                                    ======        =====
Non-accrual loans:
  Interest income that would have been recorded on non-accrual
    loans                                                               --           12

  Interest income for above loans included in net income for
    the period                                                          --           --

Ratios:
  Nonperforming loans to total loans                                  0.38%        0.74%
  Allowance for loan losses to nonperforming loans                  164.79%       97.46%

  Nonperforming assets to total assets                                0.25%        0.34%

Commitments to lend additional funds to nonperforming loan
  customers                                                             --           --

Restructured loans                                                      --           --

FEDERAL FUNDS SOLD

         The Bank sells excess funds, on an overnight basis, under an arrangement with its main correspondent Bank, Atlantic Central Bankers Bank
(ACBB). As of December 3l, 2000, the Bank sold $46,000 to ACBB under this arrangement. As of December 3l, 1999, there were no funds sold to ACBB.

LIQUIDITY

         Liquidity represents the Bank's ability to efficiently manage cash flows at reasonable rates to support possible commitments to borrowers or the demands of depositors. Liquidity is essential to compensate for fluctuations in the balance sheet and provide funds for growth and normal operating expenditures. Liquidity needs may be met by converting assets into cash or obtaining sources of additional funding.

         Sources of asset liquidity are provided through cash, amounts due from banks, interest-bearing deposits with banks and federal funds sold, which totaled $2,258,000 at December 3l, 2000 as compared to $2,354,000 at December 3l, 1999. Additional liquidity sources include principal payments on securities in the Bank's securities portfolio and cash flow from its amortizing loan portfolio. Longer term liquidity needs may be met by selling securities available-for-sale, selling loans or raising additional capital. At December 3l, 2000, available-for-sale securities totaling $3,218,000 were available for liquidity purposes as compared with $3,299,000 at December 3l, 1999.

         Liability liquidity sources include attracting deposits at competitive rates. Core deposits at December 3l, 2000 totaled $98,494,000 as compared to $94,014,000 at December 3l, 1999. The Bank has a $4,000,000 federal funds line of credit with ACBB. The Bank had no federal funds purchased under this line at December 3l, 2000. As of December 3l, 1999, the Bank purchased $435,000 from ACBB.

         The Bank has an arrangement with the Federal Home Loan Bank of Pittsburgh (FHLB) which allows for borrowings up to a maximum percentage of qualifying assets of the Bank. At December 3l, 2000, the Bank has a maximum borrowing capacity of $49,228,000. As of December 3l, 2000, and 1999 there were no borrowings with the FHLB.

         Management is not aware of any demands, trends, commitments or events that would result in the Bank's inability to meet anticipated or unexpected liquidity needs.

OTHER ASSETS

         Other assets increased $157,310, or 12% to $1,454,000 as of December 3l, 2000 from $1,297,184 as of December 3l, 1999 due mainly to an increase in other real estate by $96,914.

DEPOSITS

         Deposits are the major source of the Bank's funds for lending and other investment purposes. Total deposits at December 3l, 2000 were $113,721,000 an increase of $4,507,000, or 4.1%, over total deposits of $109,214,000 as of December 3l, 1999. The Bank experienced the following increases as of year-end 2000 as compared to 1999:

         Non-Interest bearing demand deposits                   24.8%
         Interest-bearing demand deposits                       20.3%
         Savings deposits                                       (l.2%)
         Time deposits                                           l.7%

         TABLE 11 displays the maturities and amounts of time certificates of deposit issued in denominations of $100,000 or more at December 3l, 2000.

                                    TABLE 11
                               DEPOSIT MATURITIES

(In Thousands)
Three months or less                                           $    869
Over three months but within six months                             863
Over six months but within twelve months                          2,847
Over twelve months                                               10,648
                                                               --------
        Total                                                  $ 15,227
                                                               ========


STOCKHOLDERS' EQUITY AND CAPITAL REQUIREMENTS/RATIO

         The net effect of the activity in stockholders' equity resulted in an increase of $l,867,000 in total stockholders' equity to $28,660,000 at December 3l, 2000 from $26,793,000 at December 3l, 1999. Stockholders' equity increased in 2000 as a result of the retention of net income in the amount of $2,242,000 and unrealized gains of $23,000 on securities available-for-sale, net of taxes, included in equity as required by FAS 115. If interest rates continue to decrease, the net unrealized gain on securities available-for-sale and stockholders' equity could further increase. However, if interest rates would increase, the net unrealized gain and stockholders' equity could decrease. Stockholders' equity was reduced by $398,000, from the purchase of the Corporation's common stock currently held in treasury.

         The Bank places a significant emphasis on maintaining a strong capital base. The goals for capital planning are to build a strong capital base to allow for future growth, to support risks inherent in the banking industry, to retain earnings to meet regulatory requirements and to provide an adequate return to shareholders.

         Current capital guidelines issued by federal regulatory authorities require the Bank to meet minimum risk-based capital ratios in an effort to make regulatory capital more responsive to the risk exposure related to a bank's on and off-balance sheet items.

         Risk-based capital provides the basis for which all banks are evaluated in terms of capital adequacy. Risk-based capital guidelines redefine the components of capital, categorize assets into risk classes and include certain off-balance sheet items in the calculation of capital requirements. The components of risk-based capital are segregated as Tier I and Tier II capital. Tier I capital is composed of total stockholders' equity reduced by goodwill and other intangible assets. Tier II capital is comprised of the allowance for loan losses and any qualifying debt obligations. Risk-based capital standards require all banks to have Tier I capital of at least 4% and total capital (including Tier I capital) of at least 8% of risk-weighted assets.

         The Bank is subject to leverage capital requirements. This requirement compares capital (using the definition of Tier I capital) to average balance sheet assets and is intended to supplement the risk-based capital ratio in measuring capital adequacy. The guidelines set a minimum leverage ratio of 3% for institutions that are highly rated in terms of safety and soundness, and which are not experiencing or anticipating any significant growth. Other institutions are expected to maintain capital levels of at least l% or 2% above the minimum. As of December 3l, 2000, the consolidated Tier 1 leverage ratio was 20.5%.

         Table 12 provides a comparison of the consolidated risk-based ratios.

                                    TABLE 12
                                 CAPITAL RATIOS

                                                                       December 31,        December 31,
(Dollars in thousands)                                                    2000                1999
                                                                          ----                ----
Tier I, common stockholder's equity                                   $     28,643         $     26,799
Tier II, allowable portion of allowance for loan losses                        440                  461
                                                                      ------------         ------------
      Total capital                                                   $     29,083         $     27,260
                                                                      ============         ============

Tier I risk-based capital ratio                                               34.3%                39.7%
Total risk-based capital ratio                                                34.8%                40.4%

---------------------------

Note: Unrealized gains or losses on securities available for sale are excluded from regulatory capital.

At December 31, 2000 and 1999, the Bank exceeded the minimum regulatory capital requirements to be considered a "well capitalized" financial institution under applicable federal regulations.

Bank laws and regulations limit the amount of dividends that may be paid without prior approval of the Bank's regulatory agency. At December 31, 2000, the limitation was $6,122,000.

MARKET RISK - INTEREST RATE RISK

         The Bank's primary component of market risk is interest rate volatility. Fluctuations in interest rates will ultimately impact the level of income and expense recorded on a large portion of the Bank's assets and liabilities. Virtually all of the Corporation's interest-sensitive assets and liabilities are held by the Bank, and therefore, interest rate risk management procedures are performed by the Bank. The nature of the Bank's current operations is such that the Bank is not subject to foreign currency exchange or commodity price risk. The Bank does not own any trading assets.

         The objectives of interest rate risk management are to maintain or increase net interest income over a broad range of market interest rate movements. The Asset/Liability Management

Committee is responsible for managing interest rate risk using policies approved by the Bank's Board of Directors. The Bank manages interest rate risk by changing the mix or repricing characteristics of its investment securities portfolio and by the promotion and development of specific loan and deposit products. The simulation model measures the sensitivity of future net interest income to hypothetical changes in market interest rates.

         In addition, the Bank utilizes an interest rate-sensitivity report called a "GAP" report, which illustrates the time intervals of cash flows or the next repricing date of interest-earning assets and interest-bearing liabilities. The following analysis reflects cumulative rate-sensitive assets of $47,051,000 as compared to cumulative rate-sensitive liabilities of $33,835,000 as of the one-year time frame.

         TABLE 13 reflects the interest rate-sensitive analysis for the Bank with investment securities at amortized cost at December 3l, 2000.


                                    TABLE 13
                            INTEREST RATE SENSITIVITY

(In thousands)                        1-3 mon.       3-12 mon.       1-3 years        3-5 years         over 5 yrs        Total
                                      --------       ---------       ---------        ---------         ----------        -----
Federal Funds Sold                   $     46         $    --         $     --         $     --          $    --        $     46
Int.Bearing Deps. In Banks                 49              --               --               --               --              49

U.S. Gov't Sec                            500           2,190            8,284            4,091           49,990          65,055
MBS & CMOs                                 76             231              140              161            1,846           2,454
                                       ------          ------           ------            -----           ------         -------
Total Debt Securities                     576           2,421            8,424            4,252           51,836          67,509

Total Loans                            27,834          16,124           16,576            3,833            5,643          70,010
                                       ------          ------           ------            -----           ------         -------
TOTAL INTEREST BEARING ASSETS          28,505          18,546           24,999            8,086           57,479         137,615

NOW Accounts                            1,496              --            6,377               --               --           7,873
Savings                                 4,392              --           23,057               --               --          27,449
                                       ------          ------           ------            -----           ------         -------
Total Savings Deposits                  5,888              --           29,434               --               --          35,322

CDs                                     6,194          17,174           19,614            7,954               --          50,936
CDs>$100,000                              869           3,710            4,521            6,127               --          15,227
                                       ------          ------           ------            -----           ------         -------
Total Time Deposits                     7,063          20,884           24,135           14,081               --          66,163
                                       ------          ------           ------            -----           ------         -------
TOTAL INT. BEARING LIABS               12,951          20,884           53,569           14,081               --         101,485
                                       ------          ------           ------            -----           ------         -------
Rate-Sensitive Gap                     15,554          (2,338)         (28,570)          (5,995)          57,479          36,130

Cumulative GAP                         15,554          13,216          (15,354)         (21,349)          36,130
                                       ------          ------           ------            -----           ------

SENSITIVITY ANALYSIS

         In an effort to assess market risk, the Bank utilizes a simulation model to determine the effect of increases or decreases in market interest rates on net interest income and net income.

         The simulation model assumes a hypothetical gradual shift in market interest rates over a twelve-month period. This is based on a review of historical changes in market interest rates and the level and curve of current interest rates. The simulated results represent the hypothetical effects to the Bank's net interest income and net income. Projections for loan and deposit growth were ignored in the simulation model. The simulation model includes all of the Bank's earning assets and interest-bearing liabilities and assumes a parallel and prorated shift in interest rates over a twelve-month period. The percentage declines in the table below are measured as percentage changes from the values of simulated net interest income in the current rate scenario and the impact of those changes on the prior year's net income.

         The aforementioned assumptions are revised based on defined scenarios of assumed speed and direction changes of market interest rates. These assumptions are inherently uncertain due to the timing, magnitude and frequency of rate changes and changes in market conditions, as well as management strategies, among other factors. Because it is difficult to accurately quantify into assumptions the reaction of depositors and borrowers to market interest rate changes, the actual net interest income and net income results may differ from simulated results. While assumptions are developed based upon current economic and local market conditions, management cannot make any assurances as to the predictive nature of these assumptions.

         TABLE 14 reflects the Bank's net interest income and net income sensitivity analysis as of December 3l, 2000 and 1999. The schedule indicates that as of December 3l, 2000, a hypothetical 200 basis point decline in prevailing market interest rates would cause the Bank's net interest income to decline less than 2% from the current rate scenario and after adjusting for income taxes, a 200 basis point decline in rates would cause less than a 4% impact to net income in comparison to the net income earned in 2000. As of December 3l, 2000, a 200 basis point rise in prevailing market interest rates would cause the Bank's net interest income to decline less than 1% from the current rate scenario and after adjusting for income taxes a 200 basis point rise in rates would cause less than a 3% decline to net income in comparison to the net income earned in 2000. The computations do not contemplate any action management or the Asset/Liability Management Committee could undertake in response to changes in market conditions or market interest rates.

                                    TABLE 14
                              SENSITIVITY ANALYSIS

                                                                Percent Decrease in Categories
                                                                ------------------------------
                                             Market Interest Rate                           Market Interest Rate
                                             Decline of 200 Basis      Current Market       Increase of 200 Basis
                                                    Points             Interest Rates              Points
                                                    ------             --------------              ------
Net Interest Income:
  Policy Limit                                        5%                                             5%
Hypothetical Percent Decrease
  from Current Rate Scenario:
     As of December 31, 2000                          <2%                     -                      <1%
     As of December 31, 1999                          <1%                     -                      <2%
Net Income:
Hypothetical Percent Decrease
  from Prior Year's Net Income:
      As of December 31, 2000                         <4%                     -                      <3%
      As of December 31, 1999                         <1%                     -                      <4%

ITEM 3.       DESCRIPTION OF PROPERTIES

         The principal and executive office of the company and bank is located at The Neffs National Bank, 5629 Pa Route 873, Neffs, PA 18065. The original banking quarters were established in 1923 in a small room in a building housing a general store and a hotel on the main street of Neffs. The present building was constructed in 1937 and was expanded in 1965 and again in 1995. The remote drive-in facility, joined with the main office via an underground tunnel, was opened in 1988 with two available lanes. A third lane was added in 1995 and two additional lanes are scheduled to be added by year-end 2001. The current main office has approximately 12,475 square feet of retail, operational, office space and storage. The bank also owns a vacant lot behind the headquarters. Situated on the lot are a baseball field, basketball court and playground facility, all of which are available to the public. The bank owns these properties in fee, free and clear of any encumbrances.

         The company owns residential property located at 5645 Pa Route 873, Neffs, PA 18065. The property is approximately 2,570 square feet and is being held as a potential building site for expansion. The company owns this property in fee, free and clear of any encumbrances.

         Currently, with the expansion of the drive-through facility, management believes all of our facilities and properties are adequate for our intended purposes.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
         MANAGEMENT

PRINCIPAL SHAREHOLDERS

         The following table sets forth, as of March 31, 2001, the name and address of each person who owns of record or who is known by the Board of Directors to be the beneficial owner of more than 5% of the company's outstanding common stock, the number of shares beneficially owned, and the percentage of the company's outstanding common stock owned.

                                                                                     Percent of Outstanding
                                             Shares Beneficially                    Common Stock Beneficially
Name and Address                                  Owned(1)                                    Owned
                                                  -----                                       -----
William F. & Alma P. Deibert                     11,720(2)                                     6.0%
4801 East Texas Rd.
Allentown, PA  18106

John J. Remaley                                  10,443(3)                                     5.3%
4116 Kilmer Avenue
Allentown, PA  18104

Herman P. Snyder                                 13,500(4)                                     6.9%
5519 Route 873
Neffs, PA  18065

-------------------------

(1) The securities "beneficially owned" by an individual are determined in accordance with the definitions of "beneficial ownership" set forth in the General Rules and Regulations of the Securities and Exchange Commission and may include securities owned by or for the individual's spouse and minor children and any other relative who has the same home, as well as securities to which the individual has or shares voting or investment power or has the right to acquire beneficial ownership within 60 days after March 31, 2001. An individual has the right to disclaim beneficial ownership of certain securities. Unless otherwise indicated, the individuals own the shares directly.

(2)      Mr. and Mrs. Deibert own these shares jointly.

(3) Includes 4,250 shares held individually by Mr. Remaley, 3,126 shares held individually by his spouse, and 3,067 shares held by his sons and grandchild.

(4) Includes 1,000 shares held individually by Mr. Snyder, 2,750 shares held individually by his son, 4,000 shares held jointly with his daughter, 4,000 shares held jointly with his son, and 1,750 shares held jointly by his daughter and son-in-law.

SHARE OWNERSHIP BY THE DIRECTORS AND EXECUTIVE OFFICERS

         The following table sets forth, as of March 31, 2001, the amount and percentage of the common stock of the Corporation beneficially owned by:

         -        Each director,

         - Each executive officer named in the Summary Compensation Table below under "Executive Compensation", and

         -        All executive officers and directors as a group.

                                                                                            Percent of
Name of Individual or                                  Amount and Nature of          Outstanding Common Stock
Identity of Group                                   Beneficial Ownership (1)(2)       Beneficially Owned (3)
-----------------                                   --------------------              ------------------
DIRECTORS:
Robert W. Beitler                                           2,066(4)                              1.1%
Elmer H. Handwerk                                           4,140(5)                              2.1%
Robert B. Heintzelman                                       1,399(6)                                 *
John J. Remaley**                                          10,443(7)                              5.3%
John F. Simock                                              1,500(8)                                 *
Herman P. Snyder                                           13,500(9)                              6.9%
Robert L. Wagner                                           3,946(10)                              2.0%

ALL EXECUTIVE OFFICERS AND DIRECTORS
AS A GROUP (10 PERSONS)                                   37,359                                 19.0%

------------------
*        Less than 1% beneficially owned.

**       Mr. Remaley also serves as President of the company.


(1) The securities "beneficially owned" by an individual are determined in accordance with the definitions of "beneficial ownership" set forth in the General Rules and Regulations of the Securities and Exchange Commission and may include securities owned by or for the individual's spouse and minor children and any other relative who has the same home, as well as securities to which the individual has, or shares, voting or investment power or has the right to acquire beneficial ownership within 60 days after March 31, 2001. Each individual has the right to disclaim beneficial ownership of certain of the securities.

(2)      Based on information supplied by the reporting individuals.

(3) The calculation of percentages of outstanding common stock is based on the approximately 196,432 shares outstanding as of March 31, 2001.

(4) Includes 1,000 shares held individually by Mr. Beitler, 838 shares owned by the Renee Beitler Trust, and 228 shares held by Mr. Beitler's children and grandchildren.

(5) Includes 1,000 shares held individually by Mr. Handwerk, 3,000 shares held by the Elmer H. Handwerk Trust, 90 shares held by the Mabel Handwerk Trust, and 50 shares held jointly by his daughter and son-in-law.

(6) Includes 1,010 shares held individually by Mr. Heintzelman, 4 shares held individually by his spouse, 3 shares held by his children, 250 shares held jointly by his mother and brother, 65 shares held by his mother, 45 shares held by his brother, and 22 shares held by his nieces.

(7) Includes 4,250 shares held individually by Mr. Remaley, 3,126 shares held individually by his spouse, and 3,067 shares held by his sons and grandchild.

(8) Includes 1,427 shares held individually by Mr. Simock, 35 shares held individually by his spouse, and 38 shares held by his children, son-in-law, daughter-in-law, and grandchildren.

(9) Includes 1,000 shares held individually by Mr. Snyder, 2,750 shares held individually by his son, 4,000 shares held jointly with his daughter, 4,000 shares held jointly with his son, and 1,750 shares held jointly by his daughter and son-in-law.

(10) Includes 1,000 shares held individually by Mr. Wagner, 235 shares held individually by his spouse, 1,320 shares held jointly with his spouse, and 1,391 shares held by his daughters and son-in-law.


ITEM 5.       DIRECTORS AND EXECUTIVE OFFICERS

BOARD OF DIRECTORS

         The Board of Directors of the company oversees all business, property and affairs of the company. The Chairman and officers keep the members of the Board informed of the company's business through discussions at Board meetings and by providing materials to them. The directors of the company also serve as the directors of the company's bank subsidiary, The Neffs National Bank.

         Section 10.2 of the bylaws provides for a Board of Directors consisting of not less than seven nor more than 25 members. The bylaws further provide that the Board of Directors be classified into three classes. Each class is elected for a term of three years. The terms of the separate classes expire in successive years. Within these limits, the Board of Directors has authority to fix the number of directors and their classifications. The Board of Directors has fixed the number of Board members at seven, with two directors in Class A, two directors in Class B, and three directors in Class C.

         The following table and biographies provide selected information, as of March 31, 2001, about the directors of the company, including their occupation for at least the past five years. The terms of office for the various classes of directors expire as follows:

         -        The term for Class A Directors expires in 2002.

         -        The term for Class B Directors expires in 2004.

         -        The term for Class C Directors expires in 2003.


CLASS A DIRECTORS (to serve until 2002)

John J. Remaley            Mr. Remaley (age 65) has served as the President of
                           the company since 1986 and of the bank since 1983. He has also served as a director of the company since
                           1986 and of the bank since 1983. Although Mr. Remaley serves as President, he is not a current employee of the company or the bank. Mr. Remaley was employed by the bank from 1953 through 1995, when he retired.
                           After his retirement, Mr. Remaley continued to serve as President of the company. Mr. Remaley also serves on the Boards of several non-profit organizations.

Herman P. Snyder           Mr. Snyder (age 88) has been a director of the
                           company since 1986 and of the bank since 1969. He has been a Vice President of the company since 1986. The position of Vice President is a non-employee position. He has been Chairman of the Board of the bank since 1986. Mr. Snyder is a retired School
                           District Superintendent.


CLASS B DIRECTORS (to serve until 2004)

Elmer H. Handwerk          Mr. Handwerk (age 86) has been a director of the
                           company since 1986 and of the bank since 1961. He has also served as the Secretary and Treasurer of the company since 1986 and as Vice President of the bank since 1986, all of which are non-employee positions.
                           Mr. Handwerk is a retired farmer.

Robert B. Heintzelman      Mr. Heintzelman (age 42) has served as a director of
                           the company and of the bank since 1999. He and his family are the owners of Heintzelman Funeral Home, Inc., located in Schnecksville, Pennsylvania.


CLASS C DIRECTORS (to serve until 2003)

Robert W. Beitler          Mr. Beitler (age 58) has been a director of the
                           company and the bank since 1988. Mr. Beitler is a retired school teacher.

John F. Simock             Mr. Simock (age 64), the prior owner of John F.
                           Simock, Inc., a general contractor, is now retired.
                           He has served as a director of the company and the bank since 1997.

Robert L. Wagner           Mr. Wagner (age 68), is the retired owner of a
                           building products and supply company. He has served as a director of the company since 1986 and of the bank since 1985.


PRINCIPAL OFFICERS OF THE COMPANY

         The following table sets forth selected information, as of March 31, 2001, about the principal officers of the company, each of whom is elected by the Board of Directors annually and each of whom holds office at the discretion of the Board of Directors. Except for Mr. Costenbader, who is also an executive offer of the bank, none of the company's principal officers are employees of the company or the bank. In addition to the principal officers of the company listed below, the executive officers of the bank are also responsible for the day-to-day management of the company and the bank.

                                             Bank
                                  Held     Employee
      Name and Position           Since      Since       Age
      -----------------           -----      -----       ---
      John J. Remaley,             1983        (1)        65
      President

      Herman P. Snyder,            1986        (1)        88
      Vice President

      Elmer H. Handwerk,           1986        (1)        86
      Secretary and
      Treasurer

      Duane J. Costenbader,        1986      1984         53
      Assistant Secretary


----------------

(1) These individuals are not employees of the bank or the company. However, Mr. Remaley was employed by the bank from 1953 until 1995, when he retired.


EXECUTIVE OFFICERS OF THE BANK

      The following table sets forth selected information, as of March 31, 2001, about the executive officers of the bank, each of whom is elected by the Board of Directors annually and each of whom holds office at the discretion of the Board of Directors.


                                                                Bank
                                               Held           Employee
      Name and Position                        Since            Since           Age
      -----------------                        -----            -----           ---
      John J. Remaley, President              1986                 (1)           65

      Kevin A. Schmidt,                       1996(2)            1994            39
      Executive Vice President and
      Chief Executive Officer

      Duane J. Costenbader,                   1999(3)            1984            53
      Cashier, Secretary and
      Chief Operating Officer

      Carol L. Jones,                         1999(4)            1982            52
      Operations Officer and
      Assistant Cashier

----------------

(1) Remaley is not an employee of the bank. However, he was employed by the bank from 1953 until 1995, when he retired.

(2) Mr. Schmidt has served as Executive Vice President since 1995 and as Chief Executive Officer since 1996.

(3) Mr. Costenbader has served as Cashier and Secretary since 1984 and as Chief Operating Officer since 1999.

(4) Ms. Jones served as Data Processing Supervisor prior to her appointment as Assistant Cashier and Operations Officer in 1999.

ITEM 6. EXECUTIVE COMPENSATION.

      The following table sets forth information concerning the annual compensation paid to the following individuals for all services to the company and the bank for the 2000, 1999 and 1998 fiscal years:

-     The Chief Executive Officer, and

- The other four most highly compensated executive officers of the company and the bank, to the extent each person's total annual salary and bonus exceeded $100,000 for the 2000 fiscal year.

      Information is provided solely for John J. Remaley, who, as President of the company, also functions as its Chief Executive Officer. All other officers of the company and the bank, including Kevin A. Schmidt, an Executive Vice President and Chief Executive Officer of the bank, received less than $100,000 in compensation for the 2000 fiscal year.


                           SUMMARY COMPENSATION TABLE

                            Annual Compensation                                Long-Term Compensation
                        ---------------------------                     -----------------------------------
                                                                          Awards                    Payouts
                                                                        ----------                  -------
         (a)            (b)         (c)         (d)         (e)             (f)           (g)         (h)          (i)
                                                                                       Securities
                                                           Other        Restricted     Underlying
                                                           Annual          Stock        Options/      LTIP      All other
Name and Principal                Salary       Bonus    Compensation     Award(s)         SARs      Payouts   Compensation
Position                Year      ($)(1)        ($)         ($)             ($)           (#)         ($)        ($)(2)
--------                ----      -------       ---     ------------        ---        ----------   -------      ------
John J. Remaley,        2000      9,600         --           --              --            --          --          800
President and Chief     1999      9,600         --           --              --            --          --          800
Executive Officer       1998      9,600         --           --              --            --          --          800

---------------------
(1) Consists solely of director's fees; Mr. Remaley is not an employee of the company or the bank.

(2) Consists of the bank's contributions on behalf of Mr. Remaley to the bank's Directors' Retirement Fund.

COMPENSATION OF DIRECTORS

      Directors receive no remuneration for attendance at meetings of the Board of Directors of the company. Each director of the bank received, in 2000, an annual retainer of $9,600 for his attendance at Board meetings and committee meetings of the bank. In addition, directors receive $20 for each trip made in the course of performing site inspections, relating to mortgages, with a maximum of $1,000 per year. During 2000, the bank paid its directors $1,980 for site inspections.

      In the aggregate, the directors received $74,780 from the bank during the 2000 fiscal year. In addition, the bank paid Kevin A. Schmidt, the bank's Executive Vice President and Chief Executive Officer, and Duane J. Costenbader, the bank's Cashier, Secretary and Chief Operating Officer, each $4,800 in 2000 for their attendance to Board meetings.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

      The company and the bank have not entered into any material transactions, proposed or consummated, with any director or executive officer of the company or the bank, or any associate of the foregoing persons, with the exception of that disclosed below. The company and the bank have engaged in and intend to continue to engage in banking and financial transactions in the ordinary course of business with directors and officers of the company and the bank and their associates on comparable terms with similar interest rates as those prevailing from time to time for other bank customers.

      Total loans outstanding from the bank at December 31, 2000, to the company's and the bank's officers and directors as a group, members of their immediate families and companies in which they had an ownership interest of 10% or more amounted to $878,123, or approximately 2.9% of the bank's total equity capital. The bank made these loans in the ordinary course of business, on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons, and did not involve more than the normal risk of collection or present other unfavorable features. The largest aggregate amount of indebtedness outstanding at any time during fiscal year 2000 to officers and directors of the company and the bank as a group was $935,801. The aggregate amount of indebtedness outstanding as of the latest practicable date, April 10, 2001, to the above described group was $861,517.

ITEM 8. LEGAL PROCEEDINGS

      The nature of the company's business generates a certain amount of litigation involving matters arising in the ordinary course of business. In the opinion of management of the company, however, no legal proceedings are pending, which, if determined adversely to the company and bank, would materially affect the undivided profits or financial condition. There are no proceedings pending other than ordinary routine litigation incidental to the business of the company and bank. In addition, to management's knowledge, no government authorities have initiated or contemplated any material legal actions against the company or bank.

ITEM 9. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

      The company's common stock is currently quoted on the National Quotations Bureau's Electronic Quotation Service ("Pink Sheets") under the trading symbol NEFB. The company's common stock is traded over-the-counter from time to time, primarily in the company's geographic service area, through several local market makers. Prior to June 22, 2000, the company's common stock was quoted on the Over-the-Counter (OTC) Bulletin Board, a service provided by the NASDAQ Stock Market, Inc. The company's common stock was removed from the OTC Bulletin Board in accordance with NASD Market Rule 6530, requiring that the company register its common stock with the SEC. The company may re-list its common stock on the OTC Bulletin Board after the SEC has completed its review of this registration statement on Form 10, but cannot guarantee that it will take this action, or if taken, that its application to the OTC Bulletin Board will be approved. As of March 31, 2001, the company had 564 holders of record of its common stock. Approximately 26,342 of the company's 196,432 outstanding shares were held in street name by an unknown number of beneficial owners.

      The following table sets forth the high and low bid quotations for the company's common stock as reported for each quarterly period of the 1999 and 2000 fiscal years. This information is based on monthly reports from F. J. Morrissey & Company, Inc. There may have been other bids or transactions not known to the company. The quotations reflect inter-dealer prices, do not include retail mark-ups, mark-downs or commissions, and may not necessarily represent actual transactions.

                                       BID QUOTATIONS
                                --------------------------
         1999                     HIGH               LOW
         ----                     ----               ---
     First Quarter              $ 190.00          $ 185.00
     Second Quarter               192.00            190.00
     Third Quarter                192.25            192.00
     Fourth Quarter               195.00            193.00

         2000                     HIGH               LOW
         ----                     ----               ---
     First Quarter              $ 196.00          $ 195.00
     Second Quarter               196.00            196.00
     Third Quarter                194.00            180.00
     Fourth Quarter               193.00            180.00

      As of March 31, 2001, the closing trade price for the company's common stock was $205.00 per share.

DIVIDENDS

      The following table sets forth the dividends that the company has paid its shareholders during fiscal years 1999 and 2000.

                                REGULAR CASH        DIVIDENDS PAID
      MONTH/YEAR             DIVIDEND PER SHARE    IN THE AGGREGATE
      ----------             ------------------    ----------------
      May 1999                      $1.00             $198,303.00
      November 1999                  1.00              198,928.00
      May 2000                       1.00              199,025.00
      November 2000                  1.10              217,366.60

      Each shareholder is entitled to receive dividends that may be declared by the Board of Directors out of legally available funds. The company has historically paid dividends to its shareholders in the second and fourth quarters of each fiscal year, on May 15 and November 15. The company's Board of Directors intends to retain the policy of providing for a dividend semi-annually; however, further dividends will depend upon earnings, financial condition, appropriate legal restrictions and other factors relevant at the time the Board of Directors of the company considers dividend policy.

      Under the Pennsylvania Business Corporation Law of 1988, the company may not pay a dividend if, as a result of the dividend:

      -     The company would be unable to pay its debts as they become due, or

      - The company's total assets would be less than its total liabilities plus an amount needed to satisfy any preferential rights of shareholders.

      The dividends paid by the company are upstreamed from the bank. The payment of dividends is subject to the restrictions set forth in the National Bank Act. The act provides that dividends may be declared by the Board of Directors and paid from the net profits of the bank as the Board of Directors shall judge expedient. Dividends may be paid only if:

      -     The payment would not impair the bank's capital structure;

      -     The bank's surplus is at least equal to its common capital;

      - The dividends declared in any year do not exceed the net profits in that year and the net profits retained in the two preceding years;

      - No losses have been sustained equal to or exceeding the bank's undivided profits; and

      - The bank continues its operations at an amount greater than its net profits, deducting therefrom its losses and bad debts.

      In addition, under the Federal Deposit Insurance Corporation Improvement Act, dividends cannot be declared and paid if the OCC obtains a cease and desist order because the payment of dividends in this situation would constitute an unsafe and unsound banking practice.

ITEM 10. RECENT SALES OF UNREGISTERED SECURITIES

      The following table provides information about sales of the company's securities during 1998, 1999 and 2000 without registration under the Securities Act of 1933.

                                       AMOUNT SOLD                                                     PERSONS/
                         TITLE OF        (# OF        TOTAL OFFERING        EXEMPTION              CLASS OF PERSONS
      DATE               SECURITY        SHARES)          PRICE             RELIED UPON              TO WHOM SOLD
      ----               --------        -------          -----             -----------              ------------
August 11, 1999        Common Stock        625           $120,625      Section 4(2) Private      Robert B. Heintzelman,
                                                                             Offering               a director of the
                                                                                                          company

December 14, 1999      Common Stock        97            $18,721        Section 4(2) Private      10 employees and their
                                                                              Offering                family members

ITEM 11. DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED

      The company is authorized to issue up to 2.5 million shares of common stock, with $1.00 par value. As of March 31, 2001, Neffs Bancorp, Inc. had 196,432 shares of common stock issued and outstanding. No other shares of stock are issued or outstanding.

      While there are no plans to offer additional shares of common stock or to create new classes of securities, the company reserves the right to do so if conditions require.

COMMON STOCK

      Voting Rights. Each share of common stock entitles its holder to one vote on all matters upon which shareholders have the right to vote. The holders of common stock are not entitled to cumulate votes in the election of directors. Because no preferred stock has been authorized by the company, the holders of common stock will possess exclusive voting rights in the holding company.

      Preemptive Rights. The company's common stock does not carry preemptive subscription rights.

      Liquidation. In the event of liquidation, dissolution or winding up of the company, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, if any.

      Liability for Further Assessments.   The company will not subject
shareholders to further assessments on their shares of common stock.

      Sinking Fund Provision. The common stock does not require a separate capital reserve maintained to pay shareholders with preferential rights for their investment in the event of liquidation or redemption. However, in the future the company may create and issue preferred shares that require such a fund, in which case legal restrictions may require the company to maintain the fund prior to paying dividends.

      Redemption or Conversion Rights. The holders of common stock do not have a right of redemption, which is the right to sell their shares back to the company, nor do they have a right to convert their shares to other classes or series of stock.

      Dividends. Each shareholder is entitled to receive dividends that may be declared by the board of directors out of legally available funds. The company has paid continuous semi-annual cash dividends since 1986. The company presently intends to retain the dividend policy of paying a dividend semi-annually. However, further dividends depend upon future earnings, financial condition, appropriate legal restrictions and other relevant factors.

ISSUANCE OF ADDITIONAL SECURITIES

      The company has authorized common stock substantially in excess of the number of outstanding shares. As a result, the company has the flexibility to raise additional capital and to make acquisitions through the issuance of common stock or preferred stock without prior approval by the company's shareholders. Issuance of these shares could dilute the book value per share and the voting power of the prior shareholders because the company has the right to issue new shares without first offering the shares to shareholders in proportion to their current ownership percentages. We currently have no plans to publicly offer additional shares of common stock.

                ANTI-TAKEOVER PROVISIONS IN ARTICLES AND BY-LAWS

      The company's articles of incorporation and by-laws contain a number of provisions that could be considered anti-takeover in purpose and effect.

      Authorized Capital.  The anti-takeover provisions include:

      -     The authorization of 2.5 million shares of common stock, and

      - The lack of preemptive rights for shareholders to subscribe to purchase additional shares of stock on a pro rata basis.

      These provisions generally permit the board of directors to have as much flexibility as possible to issue additional shares, without prior shareholder approval, for proper corporate purposes, including financing, acquisitions, stock dividends, stock splits, and employee incentive plans. However, these additional shares may also be used by the board of directors to deter future attempts to gain control over the company.

      Classified Board. The company's articles of incorporation provide for a classified or staggered board. A classified board has the effect of moderating the pace of any change in control of the board of directors by extending the time required to elect a majority of the directors to at least two successive annual meetings. However, this extension of time also tends to discourage a tender offer or takeover bid. At its 2001 Annual Meeting of Shareholders, the shareholders shall elect 7 directors as follows:

      - 2 Class A directors to serve until the 2002 Annual Meeting of Shareholders,

      - 2 Class B directors to serve until the 2004 Annual Meeting of Shareholders, and

      - 3 Class C directors to serve until the 2003 Annual Meeting of Shareholders.

      Shareholders shall elect each class in a separate election. At each following annual meeting, shareholders will elect successors to the class of directors whose term is then expiring to hold office for a term of 3 years. The board of directors will fill vacancies which occur during the year for the remainder of the full term.

      No Cumulative Voting. Another provision is the elimination of cumulative voting. Cumulative voting entitles each shareholder to as many votes as equal the number of shares owned by him or her multiplied by the number of directors to be elected. A shareholder may cast all of these votes for one candidate or distribute them among any two or more candidates. Article 8 of the company's articles of incorporation eliminates cumulative voting rights in the election of directors. We believe that each director should represent and act in the interest of all shareholders and not any special group of shareholders. The absence of cumulative voting means that a majority of the outstanding shares can elect all the members of the board of directors. The absence of cumulative voting may make it more difficult for minority shareholders' nominees to be elected to the board of directors.

      Supermajority Vote for Approval of Extraordinary Transactions. Another anti-takeover provision is the requirement in the articles of incorporation that the affirmative vote of the holders of at least 75% of the outstanding shares entitled to vote must approve any merger, consolidation, dissolution or liquidation of the holding company or the sale of all or substantially all of its assets. We included this provision to ensure that any extraordinary corporate transaction could happen only if it receives a clear mandate from the shareholders.

      Authorization to Consider Various Factors in Tender Offers. Another anti-takeover provision in the articles of incorporation enables the board of directors to oppose a tender offer for reasons other than economic benefit to shareholders, such as:

      - The impact the acquisition of the company would have on the community,

      - The effect of the acquisition upon shareholders, employees and customers, and

      -     The reputation and business practices of the tender offeror.

      We included this provision in the articles of incorporation to permit us, as directors of the company, to recognize our responsibilities to these constituent groups of the holding company and its subsidiaries and to the communities that they serve. Pennsylvania corporate law specifically authorizes this type of provision.

      Supermajority Vote for Amendment of Specified Articles. A final anti-takeover provision in the articles of incorporation requires the affirmative vote of at least 75% of the outstanding eligible shares to change the voting requirements for approval of mergers.

ANTI-TAKEOVER PROVISIONS APPLICABLE TO REGISTERED CORPORATIONS

      Pennsylvania law gives certain strong anti-takeover provisions to corporations that have their securities registered with the SEC under Section 12 of the Securities Exchange Act of 1934. The law calls these "Registered Corporations." These provisions are in addition to provisions contained in the company's articles of incorporation and by-laws. The company has not made a decision as to whether it will take full advantage of any of the optional provisions.

      One of these statutory provisions eliminates the rights of the shareholders of registered corporations to call a meeting of shareholders. This would provide that one or more shareholders entitled to cast at least 20% of the vote that all shareholders are entitled to cast at a particular meeting shall be entitled to call a special meeting of shareholders.

      Another of these statutory provisions eliminates the rights of the shareholders of registered corporations to propose an amendment to the articles of incorporation of the holding company. The elimination of this right may make the holding company less attractive as a potential takeover target because a potential acquirer will not be able to propose changes to the articles of incorporation simply by purchasing shares of the holding company.

      Another provision to which the company will be subject, upon obtaining registered corporation status, assures that all shareholders will receive the "fair value" for their shares as the result of a "control transaction". "Fair Value" means not less than the highest price paid per share by a controlling person or group at any time during the 90-day period ending on and including the date of the control transaction. Alternatively, if a shareholder believes the value of his or her shares is higher, he or she may demand an appraisal procedure to receive the fair value of the shares as the date of the control transaction, taking into account all relevant factors which may not be reflected in the price paid for the shares. "Control Transaction" means the acquisition by a person who has, or a group of persons acting in concert that has, voting power over voting shares of the holding company that would entitle the holders of the shares to cast at least 20% of the votes that all shareholders would be entitled to cast in an election of directors of the holding company. After the occurrence of a control transaction, any shareholder may, within a specified time period, make written demand on the person or group controlling at least 20% of the voting power of the shares of the holding company for payment in an amount equal to the fair value of each voting share as of the date on which the control transaction occurs.

      It is a relatively common practice in corporate takeovers to pay cash to acquire controlling equity in a company and then to acquire the remaining equity interest in the company by paying the balance of the shareholders a price for their shares which is lower than the price paid to acquire control or is in a less desirable form of payment, such as securities of the purchaser that do not have an established trading market. The board of directors considers these "two-tier pricing" tactics to be unfair to the holding company's shareholders. By their very nature, these tactics tend to cause concern on the part of shareholders that if they do not act promptly, they risk either being relegated to the status of minority shareholders in a controlled company or being forced to accept a lower price for all of their shares. Thus, two-tier pricing unduly pressures shareholders into selling as many of their shares as quickly as possible, either to the purchaser or in the open market, without having genuine opportunity to make a considered investment choice between remaining a shareholder of the company or disposing of their shares. These sales in turn facilitate the purchaser's acquisition of a sufficient interest in the company to enable the purchaser to force the exchange of remaining shares for a lower price in a business combination.

      While the fair price provision in Pennsylvania law is designed to help assure fair treatment of all shareholders vis-a-vis other shareholders in the event of a takeover, it is not the purpose of the fair price provision to assure that shareholders will receive a premium price for their shares in a takeover. Accordingly, the fair price provision would not preclude the board of directors' opposition to any future takeover proposal which it believes not to be in the best interests of the holding company and its shareholders, whether or not the proposal satisfies the minimum price, form of payment and procedural requirements of the fair price provision.

      Another provision of Pennsylvania law relates to a "Business Combination" involving a Registered Corporation. Business Combination includes the following transactions involving an "Interested Shareholder":

      - A merger or consolidation of the holding company with an interested shareholder;

      - A sale, lease, exchange, mortgage, pledge, transfer or other disposition with the interested shareholder of the assets of the holding company or certain of its subsidiaries;

      - The issuance or transfer by the holding company or its subsidiary of any shares of the holding company or its subsidiary which has a total market value at least equal to 5% of the total market value of all the company's outstanding shares to an interested shareholder;

      - The adoption of any plan for the liquidation or dissolution of the holding company proposed by, or under any agreement with, the interested shareholder;

      - A reclassification of securities or recapitalization of the holding company or any merger or consolidation of the holding company with any subsidiary of the holding company or any other transaction proposed by, or under any agreement with the interested shareholder which has the effect of increasing the interested shareholder's proportionate share of the outstanding shares of the holding company; or

      - The interested shareholder's receipt of the benefit, directly or indirectly, of any loans or other financial assistance or any tax credits or other tax advantages provided by the holding company.

      An "Interested Shareholder" is any person that is the beneficial owner, directly or indirectly, of shares entitling that person to cast at least 20% of the votes that all shareholders would be entitled to cast in an election of directors of the holding company. The above definitions also apply to an interested shareholder's affiliate or associate.

      Under Pennsylvania law, the company shall not engage in a business combination with an interested shareholder other than:

      - A business combination approved by the board of directors prior to the date the interested shareholder acquires at least 20% of the shares or where the board of directors of the holding company has approved the purchase of shares by the interested shareholder;

      - A business combination approved by a majority of the votes that all shareholders would be entitled to cast not including those shares held by the interested shareholder, at a meeting called for that purpose within 3 months after the interested shareholder became the beneficial owner of shares entitling it to cast at least 80% of the votes in an election of directors, and if the business combination satisfies certain minimum conditions, which are discussed below;

      - A business combination approved by the affirmative vote of all of the shareholders of the outstanding shares;

      - A business combination approved by a majority of the votes that all shareholders would be entitled to cast not including those shares beneficially owned by the interested shareholder at a meeting called for that purpose no earlier than 5 years after the interested shareholder's share acquisition date; and

      - A business combination approved at a shareholders' meeting called for that purpose no earlier than 5 years after the interested shareholder's share acquisition date and that meets certain minimum conditions, which are discussed below.

      The certain minimum conditions discussed above generally require that the total amount of the cash and the market value of any payments other than cash, such as stock, bonds or debentures, to the shareholders of the holding company be at least equal to the higher of the following:

      - The highest price paid by the interested shareholder when the interested shareholder was the beneficial owner of shares entitling him to cast at least 5% of the votes in an election of directors within the 5-year period immediately prior to the announcement date of the business combination or within the 5-year period prior to time the interested shareholder became an interested shareholder, whichever is higher, plus interest; or

      - The market value per common share on the announcement date of the business combination or on the share acquisition date, whichever is higher, plus interest.

      The Pennsylvania provision relating to business combinations is designed to help assure that if, despite the holding company's best efforts to remain independent, the holding company is nevertheless taken over, each shareholder will be treated fairly vis-a-vis every other shareholder and that professional investors will not profit at the expense of the holding company's long-term public shareholders. While the business combination provision is designed to help assure fair treatment of all shareholders vis-a-vis other shareholders in the event of a takeover, it is not the purpose of the business combination provision to assure that shareholders will receive premium price for their shares in a takeover. Accordingly, we believe that the business combination provision would not preclude our opposition to any future takeover proposal which we believe not to be in the best interests of the holding company and its shareholders, whether or not the proposal satisfied the requirements of the business combination provision, fair price provision or both.

      Subchapter G of Chapter 25 of the Pennsylvania Business Corporation Law also applies to registered corporations. Under Subchapter G, the acquisition of shares that increase the shareholder's control of the corporation above 20, 33 or 50% of the voting power able to elect the board of directors cannot be voted until a majority of disinterested shareholders approves the restoration of the voting rights of those shares in two separate votes:

      -     All disinterested shares of the corporation, and

      -     All voting shares of the corporation.

      Voting rights which are restored by shareholder approval will lapse if any proposed control-share-acquisition which is approved is not consummated within 90 days after shareholder approval is obtained. Furthermore, control-shares that are not accorded voting rights or whose rights lapse will regain their voting rights on transfer to another person who is not an affiliate. If the shares constitute control-shares for the transferee, this subchapter must be applied to that person as well. If the acquiring shareholder does not request a shareholder meeting to approve restoration of voting rights within 30 days of the acquisition or if voting rights are denied by the shareholders or if they lapse, the corporation may redeem the control shares at the average of the high and low price on the date of the notice of redemption.

      Subchapter H of Chapter 25 of the BCL likewise applies to registered corporations. Under Subchapter H, a "control person" -- a person who owns shares with 20% or more voting power -- must disgorge to the corporation any profits from the disposition of any equity securities if the disposition occurs within 18 months of becoming a control person, and the securities were acquired 24 months before to 18 months after becoming a control person. This provision seeks to prevent speculative takeover attempts.

      Finally, Pennsylvania law grants a registered corporation the express authority to treat individual shareholders differently and therefore may take advantage of "poison pills." "Poison pills" generally consist of a shareholder rights plan in which a corporation gives its shareholders the right to buy common stock when certain specified events occur, such as a merger, which decreases the value of the acquirer's holdings and the acquirer's percentage of ownership.

      The overall effect of these provisions may be to deter a future offer or other merger or acquisition proposal that a majority of the shareholders might view to be in their best interests as the offer might include a substantial premium over the market price of the holding company's common stock at that time. In addition, these provisions may have the effect of assisting the company's management in retaining its position and placing it in a better position to resist changes that the shareholders may want to make if dissatisfied with the conduct of the company's business.

ITEM 12. INDEMNIFICATION OF DIRECTORS AND OFFICERS

      The general corporate law of the Commonwealth of Pennsylvania as applicable to the company, together with the company's by-laws, provides the company's officers and directors with a broad range of limitation from liability and indemnification for actions and inactions in connection with the performance of their duties. Directors and officers are not personally liable for monetary damages for any action or inaction taken unless they have breached or failed to perform his or her duties of office and such breach or failure constitutes misconduct. The company's officers and directors are entitled to indemnification if they are named as a party or threatened to be named as a party to any type of proceeding as a result of actions or inactions taken while in the course of their association with the company provided that such action or inaction was in good faith and in a manner reasonably believed to be in, or not opposed to, the best interests of the company. Officers and directors of the company are presumed to be entitled to this indemnification, unless a majority of disinterested Directors determine that the person is not entitled to the indemnification.

      Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling Neffs pursuant to the foregoing provisions. Neffs has been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

ITEM 13. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

      Financial Statements and Supplementary Data follow.

                          INDEPENDENT AUDITOR'S REPORT



To the Board of Directors and Stockholders
Neffs Bancorp, Inc. and Subsidiary
Neffs, Pennsylvania

         We have audited the accompanying consolidated statement of financial condition of Neffs Bancorp, Inc. and subsidiary as of December 31, 2000, and the related consolidated statements of income, stockholders' equity and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. The consolidated financial statements of Neffs Bancorp, Inc. and subsidiary for the years ended December 31, 1999 and 1998 were audited by other auditors whose report, dated January 7, 2000, expressed an unqualified opinion on those statements.

         We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

         In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Neffs Bancorp, Inc. and subsidiary as of December 31, 2000, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.






/s/ Beard Miller Company LLP

Pittsburgh, Pennsylvania
February 1, 2001

                       NEFFS BANCORP, INC. AND SUBSIDIARY
                 CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

                                                                                           As of December 31,
                                                                                       2000                  1999
                    ASSETS

      Cash and due from banks                                                     $   2,162,655         $   2,294,001
      Interest bearing deposits with banks                                               48,988                59,887
      Federal funds sold                                                                 46,000                    --
      Securities available for sale                                                   3,218,424             3,298,710
      Securities held to maturity, market value 2000 $63,449,951;
           1999 $60,985,559                                                          64,811,089            64,779,275

      Loans                                                                          70,009,809            64,178,949
      Less allowance for loan losses                                                   (439,983)             (461,342)
                                                                                  -----------------------------------
                    Net loans                                                        69,569,826            63,717,607
                                                                                  -----------------------------------
      Premises and equipment, net                                                     2,103,743             1,950,825
      Other assets                                                                    1,454,494             1,297,184
                                                                                  -----------------------------------
                    Total assets                                                  $ 143,415,219         $ 137,397,489
                                                                                  ===================================

           LIABILITIES AND STOCKHOLDERS' EQUITY

      Liabilities:
           Deposits:
               Non-interest bearing                                               $  12,236,587         $   9,808,030
               Interest bearing                                                     101,484,636            99,405,789
                                                                                  -----------------------------------
                    Total deposits                                                  113,721,223           109,213,819

           Short-term borrowings                                                             --               435,000
           Other liabilities                                                          1,033,932               955,532
                                                                                  -----------------------------------
                    Total liabilities                                               114,755,155           110,604,351
                                                                                  -----------------------------------
      Stockholders' equity:
           Common stock, $1 par value; authorized 2,500,000 shares;
               issued 200,000 shares; outstanding 2000 197,084 shares;
               1999 199,025 shares                                                      200,000               200,000
           Additional paid-in capital                                                   608,605               608,605
           Retained earnings                                                         28,322,376            26,079,892
           Accumulated other comprehensive income (loss), net of deferred
               taxes 2000 $8,719; 1999 $(3,060)                                          16,925                (5,940)
           Less treasury stock, at cost 2000 2,916 shares; 1999 975 shares             (487,842)              (89,419)
                                                                                  -----------------------------------
                    Total stockholders' equity                                       28,660,064            26,793,138
                                                                                  -----------------------------------
                    Total liabilities and stockholders' equity                    $ 143,415,219         $ 137,397,489
                                                                                  ===================================


See Notes to Consolidated Financial Statements.

                       NEFFS BANCORP, INC. AND SUBSIDIARY
                        CONSOLIDATED STATEMENTS OF INCOME


Years Ended December 31,                                  2000               1999               1998
Interest income:
     Interest and fees on loans                        $5,479,582        $ 5,105,769         $5,010,515
     Interest and dividends on investments:
         Taxable                                        3,134,199          3,010,294          2,756,755
         Exempt from federal income taxes               1,074,958          1,068,910            970,089
         Interest on federal funds sold                    12,740            131,511            193,639
                                                       ------------------------------------------------
              Total interest income                     9,701,479          9,316,484          8,930,998
                                                       ------------------------------------------------
Interest expense:
     Interest on deposits                               4,668,857          4,583,732          4,565,507
     Interest on short-term borrowings                     47,167              3,073                162
                                                       ------------------------------------------------
              Total interest expense                    4,716,024          4,586,805          4,565,669
                                                       ------------------------------------------------
              Net interest income                       4,985,455          4,729,679          4,365,329
                                                       ------------------------------------------------
Other income:
     Service charges on deposit accounts                  156,960            152,025            115,090
     Other service charges and fees                        87,984             89,854             74,582
     Gain on sale of other real estate owned                   --             21,957             59,300
     Other income                                          56,346            178,354            102,887
     Net security gains                                        --                 --              8,653
                                                       ------------------------------------------------
              Total other income                          301,290            442,190            360,512
                                                       ------------------------------------------------
Other expenses:
     Salaries and employee benefits                       868,569            803,671            768,913
     Occupancy                                            101,265             99,012            100,120
     Furniture and equipment                              143,936            176,168            192,422
     Pennsylvania shares tax                              239,151            216,927            194,361
     Other operating                                      431,839            401,448            445,331
                                                       ------------------------------------------------
              Total other expenses                      1,784,760          1,697,226          1,701,147
                                                       ------------------------------------------------
              Income before income taxes                3,501,985          3,474,643          3,024,694
                                                       ------------------------------------------------
Income tax expense:
     Current                                              834,932            852,869            574,505
     Deferred                                               8,177             (9,730)           142,637
                                                       ------------------------------------------------
                                                          843,109            843,139            717,142
                                                       ------------------------------------------------
              Net income                               $2,658,876        $ 2,631,504         $2,307,552
                                                       ================================================
Per share data:
     Net income                                        $    13.43        $     13.25         $    11.64
                                                       ================================================
     Weighted average common shares outstanding           197,940            198,563            198,303
                                                       ================================================


See Notes to Consolidated Financial Statements.

                       NEFFS BANCORP, INC. AND SUBSIDIARY
                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

Years Ended December 31, 2000, 1999 and 1998

                                                                                       Accumulated
                                                     Additional        Retained           Other                          Total
                                        Common         Paid-In         Earnings       Comprehensive    Treasury       Stockholders'
                                        Stock          Capital        (Deficit)       Income (Loss)      Stock            Equity
                                     -----------------------------------------------------------------------------------------------
Balance, December 31, 1997           $  200,000     $  526,862     $  21,756,200     $    104,685     $ (147,022)     $  22,440,725
                                                                                                                      -------------
    Comprehensive income:
       Net income                            --             --         2,307,552               --             --          2,307,552
       Change in unrealized
          net gains, net of
          reclassification
          adjustment for gains
          included in net income
          of $(5,711), on
          securities available
          for sale                           --             --                --            7,895             --              7,895
                                                                                                                      -------------
          Total comprehensive
              income                                                                                                      2,315,447
                                                                                                                      -------------
    Cash dividends declared
       on common stock,
       $1.10 per share                       --             --          (218,133)              --             --           (218,133)
                                     -----------------------------------------------------------------------------------------------
Balance, December 31, 1998              200,000        526,862        23,845,619          112,580       (147,022)        24,538,039
                                                                                                                      -------------
    Comprehensive income:
       Net income                            --             --         2,631,504               --             --          2,631,504
       Change in unrealized
          net losses on
          securities available
          for sale                           --             --                --         (118,520)            --           (118,520)
                                                                                                                      -------------

          Total comprehensive
              income                                                                                                      2,512,984
                                                                                                                      -------------
    Cash dividends declared
       on common stock,
       $2.00 per share                       --             --          (397,231)              --             --           (397,231)
    Sale of treasury stock                   --         81,743                --               --         57,603            139,346
                                     -----------------------------------------------------------------------------------------------
Balance, December 31, 1999              200,000        608,605        26,079,892           (5,940)       (89,419)        26,793,138
                                                                                                                      -------------
    Comprehensive income:
       Net income                            --             --         2,658,876               --             --          2,658,876
       Change in unrealized
          net gains on
          securities available
          for sale                           --             --                --           22,865             --             22,865
                                                                                                                      -------------
          Total comprehensive
              income                                                                                                      2,681,741
                                                                                                                      -------------
    Cash dividends declared
       on common stock,
       $ 2.10 per share                      --             --          (416,392)              --             --           (416,392)
    Purchase of treasury stock               --             --                --               --       (398,423)          (398,423)
                                     -----------------------------------------------------------------------------------------------
Balance, December 31, 2000           $  200,000     $  608,605     $  28,322,376     $     16,925     $ (487,842)     $  28,660,064
                                     ==============================================================================================


See Notes to Consolidated Financial Statements.

                       NEFFS BANCORP, INC. AND SUBSIDIARY
                      CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended December 31,                                             2000                 1999                 1998
CASH FLOWS FROM OPERATING ACTIVITIES
     Net income                                                  $ 2,658,876         $  2,631,504         $  2,307,552
     Adjustments to reconcile net income to net cash
         provided by operating activities:
         Depreciation                                                134,400              167,839              163,101
         Gain on sale of other real estate owned                          --              (21,957)             (59,300)
         Net accretion of securities                                (314,556)            (267,651)            (125,170)
         Net security gains                                               --                   --               (8,653)
         Deferred income tax (benefit) expense                         8,177               (9,730)             142,637
         Change in assets and liabilities:
              (Increase) in:
                  Accrued interest receivable                        (54,535)             (79,816)             (43,814)
                  Other assets                                       (14,640)              (5,230)              (1,889)
              Increase (decrease) in:
                  Accrued interest payable                           117,582              (18,080)              15,076
                  Income taxes                                       (47,327)              60,969              (24,295)
                  Other liabilities                                   (3,032)              24,612                5,500
                                                                 -----------------------------------------------------
              Net cash provided by operating activities            2,484,945            2,482,460            2,370,745
                                                                 -----------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES
     Increase (decrease) in interest bearing deposits
         with banks                                                   10,899              (31,763)             (28,124)
     Net (increase) decrease in federal funds sold                   (46,000)           6,010,000           (2,789,000)
     Purchases of securities available for sale                      (30,500)              (5,000)             (42,500)
     Purchases of securities held to maturity                     (3,051,789)         (17,552,129)         (27,734,290)
     Proceeds from maturities and principal repayments of
         securities available for sale                               147,278            1,805,135              535,325
     Proceeds from maturities/calls of securities held to
         maturity                                                  3,332,683            8,519,931           21,495,266
     Net increase in loans                                        (5,988,491)          (4,159,286)             163,819
     Proceeds from sale of other real estate owned                    39,358              138,784              230,724
     Purchases of premises and equipment                            (287,318)             (42,739)             (47,232)
                                                                 -----------------------------------------------------
              Net cash used in investing activities               (5,873,880)          (5,317,067)          (8,216,012)
                                                                 -----------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES
     Net increase in deposits                                      4,507,404            2,094,943            6,778,758
     Increase (decrease) in short-term borrowings                   (435,000)             435,000                   --
     Dividends paid                                                 (416,392)            (397,231)            (218,133)
     Purchases of treasury stock                                    (398,423)                  --                   --
     Sales of treasury stock                                              --              139,346                   --
                                                                 -----------------------------------------------------
              Net cash provided by financing activities            3,257,589            2,272,058            6,560,625
                                                                 -----------------------------------------------------
              Increase (decrease) in cash and cash
                  equivalents                                       (131,346)            (562,549)             715,358

Cash and cash equivalents:
     Beginning                                                     2,294,001            2,856,550            2,141,192
                                                                 -----------------------------------------------------
     Ending                                                      $ 2,162,655         $  2,294,001         $  2,856,550
                                                                 =====================================================

                       NEFFS BANCORP, INC. AND SUBSIDIARY
                CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)


Years Ended December 31,                                             2000                 1999                 1998
SUPPLEMENTAL DISCLOSURES OF CASH FLOW
     INFORMATION
     Cash payments for:
         Interest                                                $ 4,598,442         $  4,604,885         $  4,550,592
                                                                 =====================================================
         Income taxes                                            $   891,632         $    677,200         $    598,800
                                                                 =====================================================


See Notes to Consolidated Financial Statements.

                       NEFFS BANCORP, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1.  SIGNIFICANT ACCOUNTING POLICIES

         Basis of presentation:

                  The accompanying consolidated financial statements include the accounts of Neffs Bancorp, Inc. (the "Corporation") and its wholly-owned subsidiary, The Neffs National Bank (the "Bank"). All material intercompany transactions have been eliminated.

                  The Corporation and the Bank are on the accrual basis of accounting except for certain sources of income which are recorded on the cash basis. Recording such income on the cash basis does not materially affect net income.

         General:

                  The Bank operates from one location in Lehigh County, Pennsylvania. The primary source of revenue is providing residential mortgages, consumer loans and commercial loans to customers located within the Lehigh Valley.

                  The following summary of accounting and reporting policies is presented to aid the reader in obtaining a better understanding of the consolidated financial statements and related financial data of the Corporation and the Bank contained in this report. Such policies conform to generally accepted accounting principles ("GAAP") and to general practice within the banking industry. In preparing financial statements in conformity with GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and income and expenses during the reporting period. Actual results could differ from those estimates.

         Securities:

                  Debt securities that the Corporation has the positive intent and ability to hold to maturity are classified as "securities held to maturity" and are reported at amortized cost. Debt and equity securities not classified as held to maturity securities are classified as "securities available for sale" and reported at fair value, with unrealized gains and losses excluded from earnings and reported as a separate component of stockholders' equity. Premiums and discounts are recognized as interest income using the interest method over the terms of the securities.

                  Net gain or loss on the sale of securities is determined using the specific identification method.

         Loans:

                  Loans receivable that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are stated at their outstanding unpaid principal balances. Interest income is accrued on the unpaid principal balance.

                  The accrual of interest is generally discontinued when the contractual payment of principal or interest has become 90 days past due or management has serious doubts about further collectibility of principal or interest, even though the loan is currently performing. A loan may remain on accrual status if it is in the process of collection and is either guaranteed or well secured. When a loan is placed on nonaccrual status, unpaid interest credited to income in the current year is reversed and unpaid interest accrued in prior years is charged against the allowance for loan losses. Interest received on nonaccrual loans generally is either applied against principal or reported as interest income, according to management's judgment as to the collectibility of principal. Generally, loans are restored to accrual status when the obligation is brought current, has performed in accordance with the contractual terms for a reasonable period of time and the ultimate collectibility of the total contractual principal and interest is no longer in doubt.

         Other real estate owned:

                  Real estate, other than bank premises, is recorded at the lower of cost or market at the time of acquisition. Expenses related to holding the property, net of rental income, are generally charged against earnings in the current period.

         Allowance for loan losses:

                  The allowance for loan losses is established through provisions for loan losses charged against income. Loans deemed to be uncollectible are charged against the allowance for loan losses, and subsequent recoveries, if any, are credited to the allowance.

                  The allowance for loan losses is maintained at a level considered adequate to provide for losses that can be reasonably anticipated. Management's periodic evaluation of the adequacy of the allowance is based on the Corporation's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral, composition of the loan portfolio, current economic conditions and other relevant factors. This evaluation is inherently subjective as it requires material estimates that may be susceptible to significant change, including the amounts and timing of future cash flows expected to be received on impaired loans.

                  A loan is considered impaired when, based on current information and events, it is probable that the Corporation will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis for commercial, residential and construction loans by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price or the fair value of the collateral if the loan is collateral dependent.

                  Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, the Corporation does not separately identify individual consumer loans for impairment disclosures.

         Premises and equipment:

                  Premises and equipment are carried at cost less accumulated depreciation and amortization. For financial statement reporting and income tax purposes, depreciation is computed both on the straight-line and accelerated methods over the estimated useful lives of the premises and equipment. Charges for maintenance and repairs are expensed as incurred.

         Advertising costs:

                  The Corporation follows the policy of charging the costs of advertising to expense as incurred. Total advertising expense for the years ended December 31, 2000, 1999 and 1998 was $19,000, $23,000 and $16,000, respectively.

         Income taxes:

                  Certain income and expense items are accounted for in different years for financial reporting purposes than for income tax purposes. Deferred taxes are provided to recognize these temporary differences. The principal items involved are discount accretion on securities, provision for loan losses and alternative minimum tax ("AMT") credits. Income tax expense is not proportionate to earnings before taxes, principally because income from obligations of states and political subdivisions is nontaxable.

         Earnings per share:

                  Earnings per share data is based on the weighted average shares of common stock outstanding during each year. The Corporation currently maintains a simple capital structure, thus there are no dilutive effects on earnings per share.

         Employee benefit plan:

                  The Bank has a non-contributory defined contribution pension plan covering all employees having at least one year of service. Contribution amounts are determined annually by the Corporation and are charged to current operating expense. The expense amounted to $57,742, $56,838 and $56,496 for 2000,
                  1999 and 1998, respectively.

         Comprehensive income:

                  Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available for sale securities, are reported as a separate component of the equity section of the balance sheet, such items, along with net income, are components of comprehensive income.

         Cash and cash equivalents:

                  For purposes of reporting cash flows, the Corporation has defined cash and cash equivalents as those amounts included in the balance sheets caption "Cash and due from banks".

         New accounting standards:

                  In June 1998, the Financial Accounting Standards Board issued Statement No. 133 (as amended by Statement Nos. 137 and 138), "Accounting for Derivative Instruments and Hedging Activities". This statement and its amendments establish accounting and reporting standards for derivative instruments and hedging activities, including certain derivative instruments embedded in other contracts, and require that an entity recognize all derivatives as assets or liabilities in the balance sheet and measure them at fair value. The statement requires that changes in the fair value of derivatives be recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and, if it is, the type of hedge transaction. The Corporation adopted the statement on January 1, 2001. The adoption of the Statement did not have a significant impact on the financial condition or results of operations of the Corporation.

                  In September 2000, the Financial Accounting Standards Board issued Statement No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities". This statement replaces SFAS No. 125 of the same name. It revises the standards of securitizations and other transfers of financial assets and collateral and requires certain disclosures, but carries over most of the provisions of SFAS No. 125 without reconsideration. SFAS No. 140 is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after March 31, 2001. The statement is effective for recognition and reclassification of collateral and for disclosures relating to securitization transactions and collateral for fiscal years ending after December 15, 2000. This statement is to be applied prospectively with certain exceptions. Other than these exceptions, earlier or retroactive application of its accounting provision is not permitted. The adoption of the statement is not expected to have a significant impact on the Corporation.

NOTE 2.  CASH AND DUE FROM BANKS

                  Regulations of the Board of Governors of the Federal Reserve System impose uniform reserve requirements on all depository institutions with transaction accounts (checking accounts, NOW accounts, etc.). Reserves are maintained in the form of vault cash or a non-interest bearing balance held with the Federal Reserve Bank. The Bank also, from time to time, maintains deposits with the Federal Reserve Bank and other banks for various services such as check clearing. The reserve requirement at December 31, 2000 and 1999 was $375,000 and $342,000, respectively.

NOTE 3.  SECURITIES

                  The amortized cost and fair values of securities are as follows:

                                                                                   GROSS         GROSS
                                                                   AMORTIZED     UNREALIZED    UNREALIZED        FAIR
                                                                      COST         GAINS         LOSSES          VALUE
                                                                  -------------------------------------------------------
     Available for sale securities:
          December 31, 2000:
              U.S. Treasury securities                            $ 1,997,449     $ 31,926     $        -     $ 2,029,375
              Mortgage-backed securities                              676,131            -          6,282         669,849
              Equity securities                                       519,200            -              -         519,200
                                                                  -------------------------------------------------------
                                                                  $ 3,192,780     $ 31,926     $    6,282     $ 3,218,424
                                                                  =======================================================

          December 31, 1999:
              U.S. Treasury securities                            $ 1,995,645     $ 35,761     $        -     $ 2,031,406
              Mortgage-backed securities                              823,365            -         44,761         778,604
              Equity securities                                       488,700            -              -         488,700
                                                                  -------------------------------------------------------
                                                                  $ 3,307,710     $ 35,761     $   44,761     $ 3,298,710
                                                                  =======================================================

     Held to maturity securities:
          December 31, 2000:
              Obligations of U.S. government
                   agencies                                       $31,122,937     $ 56,064     $  614,556     $30,564,445
              Obligations of states and political
                   subdivisions                                    22,040,170      175,897        233,527      21,982,540
              Other securities                                     11,647,982       26,821        771,834      10,902,969
                                                                  -------------------------------------------------------
                                                                  $64,811,089     $258,782     $1,619,917     $63,449,954
                                                                  =======================================================

          December 31, 1999:
              Obligations of U.S. government
                   agencies                                       $28,003,482     $  3,463     $2,196,590     $25,810,355
              Obligations of states and political
                   subdivisions                                    22,356,979      132,087        962,949      21,526,117
              Mortgage-backed securities                            1,937,489          129         94,907       1,842,711
              Other securities                                     12,481,325       11,141        686,090      11,806,376
                                                                  -------------------------------------------------------
                                                                  $64,779,275     $146,820     $3,940,536     $60,985,559
                                                                  =======================================================

                  Included in equity securities are nonmarketable equity securities of the Federal Reserve Bank, Atlantic Central Bankers Bank stock and Federal Home Loan Bank stock in the amount of $519,200 and $488,700, respectively, at December 31, 2000 and 1999.

                  The amortized cost and fair values of securities at December 31, 2000, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                Available For Sale Securities         Held To Maturity Securities
                                                -------------------------------------------------------------------
                                                 Amortized           Fair            Amortized              Fair
                                                    Cost            Value               Cost               Value
                                                -------------------------------------------------------------------
         Due in one year or less                $1,000,008        $1,010,311        $ 1,680,132         $ 1,689,893
         Due after one year through
              five years                           497,113           508,438         11,869,936          11,941,459
         Due after five years through
              ten years                            790,423           797,479         13,823,154          13,795,912
         Due after ten years                       386,036           382,996         37,437,867          36,022,690
         Other securities                          519,200           519,200                  -                   -
                                                -------------------------------------------------------------------
                                                $3,192,780        $3,218,424        $64,811,089         $63,449,954
                                                ===================================================================

         Gross gains of $ -0-, $ -0- and $8,653 (with associated income tax expense of $2,942) were realized on calls of securities during 2000, 1999 and 1998, respectively. There were no gross realized losses during 2000, 1999, and 1998.

         The changes in net unrealized holding gain (loss) on securities available for sale that has been included in the separate component of stockholders' equity for the years ended December 31, 2000, 1999, and 1998 is as follows:

                                                                    2000            1999             1998
                                                                 -------------------------------------------
         Gross change in unrealized gain (loss) on
              securities available for sale                      $  34,644       $ (179,576)      $   20,615
         Less reclassification adjustment for gains realized
              in income                                                  -                -            8,653
                                                                 -------------------------------------------
                                                                 $  36,644       $ (179,576)      $   11,962

         Deferred taxes                                             11,779          (61,056)           4,067
                                                                 -------------------------------------------
                       Net change in unrealized gain
                           (loss) on securities available
                           for sale                              $  22,865       $ (118,520)      $    7,895
                                                                 ===========================================

         Securities with book and fair values of approximately $3,247,185 and $3,273,955 at December 31, 2000, and $3,281,410 and $3,208,187 at
         December 31, 1999, were pledged to secure public deposits and for other purposes required or permitted by law.

         The Corporation did not hold any derivative financial instruments such as futures, forwards, swap or option contracts at December 31, 2000 and 1999. Also included in the investment portfolio are mortgage-backed securities which are subject to prepayment risk as a result of interest rate fluctuations.

NOTE 4.  LOANS

         The composition of the Corporation's loan portfolio at December 31, 2000 and 1999 is as follows:

                                                    2000              1999
                                                ------------------------------
         Real estate loans                      $57,249,723        $54,085,813
         Commercial and industrial loans          4,749,005          3,562,369
         Installments loans                       6,185,168          4,771,963
         Municipal loans                          1,825,913          1,758,804
                                                ------------------------------
                       Total loans              $70,009,809        $64,178,949
                                                ==============================

         The Corporation grants commercial loans, residential mortgages and consumer loans to customers located within the Lehigh Valley. Although the Corporation has a diversified portfolio, exposure to credit loss can be adversely impacted by downturns in local economic and employment conditions.

NOTE 5.  ALLOWANCE FOR LOAN LOSSES

         Transactions in the allowance for loan losses are summarized as follows:

                                                 2000        1999        1998
                                              ----------------------------------
         Balance, January 1                   $ 461,342   $ 471,395   $ 479,347
                                              ----------------------------------
           Loans charged off                    (25,515)    (11,134)    (11,694)
           Recoveries on loans previously
               charged off                        4,156       1,081       3,742
                                              ----------------------------------
           Net loans charged off                (21,359)    (10,053)     (7,952)
                                              ----------------------------------
         Balance, December 31                 $ 439,983   $ 461,342   $ 471,395
                                              ==================================

         Impairment of loans having recorded investments of $ -0- and $406,386 at December 31, 2000 and 1999, respectively, has been recognized in conformity with FAS 114 as amended by FAS 118. The average recorded investment in impaired loans during 2000, 1999 and 1998 was $101,597, $432,159 and $351,844, respectively. The total allowance for loan losses related to these loans was $ -0- at December 31, 1999 and 1998. Interest income on impaired loans of $17,980, $14,866 and $35,340 was recognized for cash payments received in 2000, 1999 and 1998, respectively.

NOTE 6.  FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

         The Corporation is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and letters of credit. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the balance sheet. The contract or notional amounts of these instruments reflect the extent of involvement the Corporation has in particular classes of financial instruments.

         The Corporation's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and letters of credit written is represented by the contract or notional amount of those instruments. The Corporation uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments. The following table identifies the contract or notional amount of those instruments at December 31, 2000 and 1999:

                                                         2000          1999
                                                      ------------------------
         Financial instruments whose contract
             amounts represent credit risk:

              Commitments to extend credit            $4,278,513    $4,853,771
              Letters of credit                          640,557       861,257

         Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Corporation evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Corporation upon extension of credit, is based on management's credit evaluation of the counterparty. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment and income-producing commercial properties.

         Letters of credit written are conditional commitments issued by the Corporation to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers.

NOTE 7.  PREMISES AND EQUIPMENT

         The depreciation provision charged to operating expense amounted to $134,400, $167,839 and $163,101 in 2000, 1999 and 1998, respectively.
         The following summarizes premises and equipment at December 31, 2000 and 1999:

                                                     2000                1999
                                                 -------------------------------
         Premises                                $ 2,221,297        $ 2,019,983
         Construction in progress                     14,371                  -
         Furniture and fixtures                    1,277,835          1,246,202
                                                 -------------------------------
                                                   3,513,503          3,266,185
         Less accumulated depreciation             1,648,261          1,513,861
                                                 -------------------------------
                                                   1,865,242          1,752,324
         Land                                        238,501            198,501
                                                 -------------------------------
                                                 $ 2,103,743        $ 1,950,825
                                                 ===============================

NOTE 8.  INTEREST BEARING DEPOSITS

         Interest bearing deposits include certificates of deposit issued in denominations of $100,000 or greater which amounted to $15,226,607 and $15,199,970 at December 31, 2000 and 1999, respectively. Interest expense related to certificates of $100,000 or greater was $636,243, $879,000 and $703,254 for the years ended December 31, 2000, 1999 and 1998, respectively.

         Interest bearing deposits at December 31, 2000 and 1999 are further detailed as follows:

                                                       2000            1999
                                                  ----------------------------
         Savings accounts                         $  27,448,540   $ 27,793,416
         NOW accounts                                 7,873,397      6,543,814
         Certificates and other time deposits        66,162,699     65,068,559
                                                  ----------------------------
                                                  $ 101,484,636   $ 99,405,789
                                                  ============================

         Included in time deposits at December 31, 2000 were certificates of deposit with the following scheduled maturities:

                             2001            $ 27,755,385
                             2002              13,160,221
                             2003              11,131,494
                             2004               3,473,806
                             2005              10,641,793
                                             ------------
                                             $ 66,162,699
                                             ============

NOTE 9.  INCOME TAXES

         The components of the net deferred tax asset at December 31, 2000 and 1999 are as follows:

                                                            2000         1999
                                                         ----------------------
         Unrealized losses on securities available
              for sale                                   $       -    $   3,060
         Allowance for loan losses                          98,450      105,713
         Accrued benefits                                    8,302        6,398
                                                         ----------------------
                       Total deferred tax assets           106,752      115,171
                                                         ----------------------
         Securities accretion                               58,217       55,399
         Unrealized gains on securities available
              for sale                                       8,719            -
                                                         ----------------------
                       Total deferred tax liabilities       66,936       55,399
                                                         ----------------------
                       Net deferred tax asset            $  39,816    $  59,772
                                                         ======================

         The total tax provision for financial reporting purposes differs from the amount computed by applying the statutory income tax rate to income before income taxes. The differences for the years ended December 31, 2000, 1999, and 1998 are as follows:

                                            2000          1999          1998
                                         ---------------------------------------
    Tax at statutory rate                $1,190,223    $1,181,379    $1,028,396
    Increase (decrease) resulting from:
         Nontaxable interest income        (402,143)     (393,478)     (360,736)
         Other                               55,029        55,238        49,482
                                         ---------------------------------------
                                         $  843,109    $  843,139    $  717,142
                                         =======================================

NOTE 10.  CONTINGENCIES AND COMMITMENTS

         There are no material legal proceedings to which the Corporation or the Bank are a party, except proceedings which arise in the normal course of business and, in the opinion of management, will not have a material effect on the consolidated financial position of the Corporation and the Bank.

NOTE 11.  DIVIDEND RESTRICTIONS

         The amount of funds available to a parent from its subsidiary bank is limited for all national banks by restrictions imposed by the Comptroller of the Currency. At December 31, 2000, dividends were restricted not to exceed $6,122,000. These restrictions have not had, and are not expected to have, a significant impact on the Corporation's ability to meet its cash obligations.

NOTE 12.  RELATED PARTY TRANSACTIONS

         Some of the Corporation's or the Bank's directors, principal officers, principal shareholders and their related interests had transactions with the Bank in the ordinary course of business during 2000. All loans and commitments to loans in such transactions were made on substantially the same terms, including collateral and interest rates, as those prevailing at the time for comparable transactions. In the opinion of management, these transactions do not involve more than normal risk of collectibility or present other unfavorable features. It is anticipated that further such extensions of credit will be made in the future.

         The aggregate amount of credit extended to these directors and principal officers was $840,874 and $617,303 at December 31, 2000 and 1999, respectively.

         The following is an analysis of loans to these parties during 2000:

                         Balances, January 1, 2000         $ 617,303
                              Advances                       300,605
                              Repayments                     (77,034)
                                                           ---------
                         Balances, December 31, 2000       $ 840,874
                                                           =========

NOTE 13.  FAIR VALUE OF FINANCIAL INSTRUMENTS

         Below are various estimated fair values at December 31, 2000 and 1999, as required by Statement of Financial Accounting Standards No. 107 ("FAS 107"). Such information, which pertains to the Corporation's financial instruments, is based on the requirements set forth in FAS 107 and does not purport to represent the aggregate net fair value of the Corporation. It is the Corporation's general practice and intent to hold its financial instruments to maturity, except for certain securities designated as securities available for sale, and not to engage in trading activities. Many of the financial instruments lack an available trading market, as characterized by a willing buyer and seller engaging in an exchange transaction. Therefore, the Corporation had to use significant estimations and present value calculations to prepare this disclosure.

         Changes in the assumptions or methodologies used to estimate fair values may materially affect the estimated amounts. Further, the fair value estimates are based on various assumptions, methodologies and subjective considerations, which vary widely among different financial institutions and which are subject to change.

         The following methods and assumptions were used by the Corporation in estimating financial instrument fair values:

              Cash and due from banks:

                  The balance sheet carrying amounts for cash and due from banks approximate the estimated fair values of such assets.

              Securities:

                  Fair values for securities held to maturity and securities available for sale are based on quoted market prices, if available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments. The carrying value of nonmarketable equity securities, such as Federal Reserve Bank stock, Atlantic Central Bankers Bank stock and Federal Home Loan Bank stock, is considered a reasonable estimate of fair value.

              Loans receivable:

                  Fair values of variable rate loans subject to frequent repricing and which entail no significant credit risk are based on the carrying values. The estimated fair values of other loans are estimated by discounting the future cash flows using interest rates currently offered for loans with similar terms to borrowers of similar credit quality. The carrying amount of accrued interest is considered a reasonable estimate of fair value.

              Deposit liabilities:

                  For deposits which are payable on demand, the carrying value is a reasonable estimate of fair value. The carrying amounts of variable rate time deposit accounts and certificates of deposit approximate their fair values at the report date. Fair values of fixed rate time deposits are estimated by discounting the future cash flows using interest rates currently being offered and a schedule of aggregate expected maturities. The carrying amount of accrued interest approximates its fair value.

              Short-term borrowings:

                  The carrying amounts of short-term borrowings, such as federal funds purchased, approximate their fair values.

              Off-balance sheet instruments:

                  The fair value of commitments to extend credit and for outstanding letters of credit is estimated using the fees currently charged to enter into similar agreements, taking into account market interest rates, the remaining terms and present credit worthiness of the counterparties.

                                                      December 31, 2000                      December 31, 1999
                                                  --------------------------------------------------------------------
                                                                     Estimated                              Estimated
                                                    Carrying           Fair             Carrying              Fair
                                                     Amount            Value              Amount              Value
                                                  --------------------------------------------------------------------
         Financial assets:
              Cash and short-term
                  investments                     $  2,257,643      $  2,257,643       $  2,353,888       $  2,353,888
              Securities available for sale          3,218,424         3,218,424          3,298,710          3,298,710
              Securities held to maturity           64,811,089        63,449,954         64,779,275         60,985,559
              Loans, net of allowance               69,569,826        70,474,770         63,717,607         63,209,387
              Accrued interest receivable            1,265,740         1,265,740          1,211,205          1,211,205

         Financial liabilities:
              Deposits                             113,721,223       113,592,296        109,213,819        109,405,488
              Accrued interest payable                 990,352           990,352            872,770            872,770
              Short-term borrowings                          -                 -            435,000            435,000

         Off-balance sheet financial
              instruments:
              Commitments to extend
                  credit                                     -                 -                  -                  -
              Letters of credit                              -                 -                  -                  -

NOTE 14.  CAPITAL REQUIREMENTS

         The Corporation and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Corporation and the Bank must meet specific capital guidelines that involve quantitative measures of the assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk-weighting and other factors.

         Quantitative measures established by regulation to ensure capital adequacy require the maintenance of minimum amounts and ratios (set forth in the tables below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I Capital (as defined) to average assets (as defined). Management believes, as of

         December 31, 2000, that the Corporation and the Bank meet all capital adequacy requirements to which they are subject.

         As of December 31, 2000, the most recent notification from the regulatory agencies categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier I risk-based and Tier I leverage ratios as set forth in the table below. There are no conditions or events since that notification that management believes have changed the institution's category.

                                                                                                          To Be Well
                                                                          For Capital                   Capitalized Under
                                                                           Adequacy                    Prompt Corrective
                                                    Actual                 Purposes                    Action Provisions
                                               -----------------------------------------------------------------------------------
                                                Amount   Ratio      Amount         Ratio          Amount                Ratio
                                               -----------------------------------------------------------------------------------
                                                                            (Dollar Amounts in Thousands)
As of December 31, 2000:
   Total capital (to risk-weighted assets):
     Neffs Bancorp, Inc.                       $29,083   34.8%   > or = $6,683   > or = 8.0%                   N/A
     The Neffs National Bank                    28,844   34.5    > or =  6,683   > or = 8.0    > or = $8,354         > or =  10.0%
   Tier I capital (to risk-weighted assets):
     Neffs Bancorp, Inc.                        28,643   34.3    > or =  3,342   > or = 4.0                    N/A

     The Neffs National Bank                    28,404   34.0    > or =  3,342   > or = 4.0    > or =  5,012         > or =   6.0
   Tier I capital (to average assets):

     Neffs Bancorp, Inc.                        28,643   20.5    > or =  5,587   > or = 4.0                    N/A

     The Neffs National Bank                    28,404   20.3    > or =  5,587   > or = 4.0    > or =  6,984         > or =   5.0

As of December 31, 1999:
   Total capital (to risk-weighted assets):
     Neffs Bancorp, Inc.                        27,260   40.4    > or =  5,400   > or = 8.0                    N/A

     The Neffs National Bank                    27,078   40.1    > or =  5,400   > or = 8.0    > or =  6,750         > or =  10.0
   Tier I capital (to risk-weighted assets):
     Neffs Bancorp, Inc.                        26,799   39.7    > or =  2,700   > or = 4.0                    N/A
     The Neffs National Bank                    26,616   39.4    > or =  2,700   > or = 4.0    > or =  4,050         > or =   6.0
   Tier I capital (to average assets):
     Neffs Bancorp, Inc.                        26,799   19.7    > or =  5,438   > or = 4.0                    N/A
     The Neffs National Bank                    26,616   19.6    > or =  5,438   > or = 4.0    > or =  6,798         > or =   5.0

NOTE 15.  CONDENSED FINANCIAL INFORMATION OF NEFFS BANCORP, INC. (PARENT ONLY)

                                 BALANCE SHEETS

         December 31,                                     2000          1999
                       ASSETS

         Cash                                          $         -   $   168,281
         Investment in subsidiary                       28,421,234    26,610,233
         Premises and equipment                            236,770         5,000
         Other assets                                        5,427         9,624
                                                       -------------------------
                                                       $28,663,431   $26,793,138
                                                       =========================

              LIABILITY AND STOCKHOLDERS' EQUITY

         Liability, accounts payable                   $     3,367   $         -
         Stockholders' equity                           28,660,064    26,793,138
                                                       -------------------------
                                                       $28,663,431   $26,793,138
                                                       =========================


                              STATEMENTS OF INCOME

         Years Ended December 31,                                    2000               1999                1998
         Dividends from subsidiary                                $  880,662         $  397,231          $  218,133
         Expenses                                                     14,295              7,679               7,910
                                                                  -------------------------------------------------
                                                                     866,367            389,552             210,223
         Applicable tax benefit                                        4,373              2,611               2,689
                                                                  -------------------------------------------------
                                                                     870,740            392,163             212,912
         Equity in undistributed earnings of subsidiary            1,788,136          2,239,341           2,094,640
                                                                  -------------------------------------------------
                       Net income                                 $2,658,876         $2,631,504          $2,307,552
                                                                  =================================================

                   STATEMENTS OF CASH FLOWS

Years Ended December 31,                                  2000                1999                1998
CASH FLOWS FROM OPERATING
     ACTIVITIES
     Net income                                        $ 2,658,876         $ 2,631,504         $ 2,307,552
     Adjustments to reconcile net income to
         net cash provided by operating
         activities:
         Equity in undistributed earnings of
              subsidiary                                (1,788,136)         (2,239,341)         (2,094,640)
         (Increase) decrease in other assets                 4,197              (2,611)             (2,781)
         Increase in accounts payable                        3,367                   -                   -
                                                       ----------------------------------------------------
              Net cash provided by operating
                  activities                               878,304             389,552             210,131
                                                       ----------------------------------------------------
CASH FLOWS USED IN INVESTING
     ACTIVITIES

     Purchases of premises and equipment                  (231,770)             (5,000)                  -
                                                       ----------------------------------------------------
CASH FLOWS FROM FINANCING
     ACTIVITIES

     Dividends paid                                       (416,392)           (397,231)           (218,133)
     Purchase of treasury stock                           (398,423)                  -                   -
     Sale of treasury stock                                      -             139,346                   -
                                                       ----------------------------------------------------
              Net cash used in financing
                  activities                              (814,815)           (257,885)           (218,133)
                                                       ----------------------------------------------------
              Increase (decrease) in cash                 (168,281)            126,667              (8,002)

Cash:
     Beginning                                             168,281              41,614              49,616
                                                       ----------------------------------------------------
     Ending                                            $         -         $   168,281         $    41,614
                                                       ====================================================

                        SELECTED QUARTERLY FINANCIAL DATA


                               March 31     June 30    September 30  December 31
                              --------------------------------------------------
2000:
Interest income               $2,411,500   $2,408,700   $2,423,100   $2,458,179
Interest expense               1,148,900    1,139,300    1,189,900    1,237,924
                              --------------------------------------------------
Net interest income           $1,262,600   $1,269,400   $1,233,200   $1,220,255
Provision for credit losses            0            0            0            0
Noninterest income                99,100       66,800       60,000       75,390
Noninterest expense              431,000      466,500      456,500      430,760
Income tax expense               229,100      206,400      201,400      206,209
                              --------------------------------------------------
Net income                    $  701,600   $  663,300   $  635,300   $  658,676
                              --------------------------------------------------
Basic earnings per share      $     3.53   $     3.33   $     3.20   $     3.37
                              --------------------------------------------------

1999:
Interest income               $2,245,300   $2,344,000   $2,363,300   $2,363,884
Interest expense               1,126,900    1,157,800    1,164,700    1,137,405
                              --------------------------------------------------
Net interest income           $1,118,400   $1,186,200   $1,198,600   $1,226,479
Provision for credit losses            0            0            0            0
Noninterest income               216,400       69,500       55,500      100,790
Noninterest expense              415,100      432,600      433,300      416,226
Income tax expense               233,000      190,900      195,500      223,739
                              --------------------------------------------------
Net income                    $  686,700   $  632,200   $  625,300   $  687,304
                              --------------------------------------------------
Basic earnings per share      $     3.46   $     3.19   $     3.15   $     3.45
                              --------------------------------------------------

                          INDEPENDENT AUDITOR'S REPORT

Board of Directors and Shareholders
Neffs Bancorp, Inc.
Neffs, Pennsylvania

We have audited the accompanying consolidated statements of financial condition of Neffs Bancorp, Inc. and subsidiary as of December 31, 1999, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for each of the two years in the period ended December 31, 1999. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we place and perform the audit to maintain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Neffs Bancorp, Inc. and subsidiary as of December 31, 1999, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 1999 in conformity with generally accepted accounting principles.

/s/ Stokes & Hinds, LLC

January 7, 2000
[Pittsburgh, Pennsylvania]

ITEM 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

         On October 3, 2000, our board of directors unanimously approved the dismissal of our independent accountants for the audits of our consolidated financial statements for the year ended December 31, 2000, from Stokes & Hinds LLC (Stokes) to Beard Miller Company LLP, and on October 5, 2000, we engaged Beard Miller Company LLP as our independent accountants.

         The reports of Stokes for the fiscal years ended December 31, 1998 and 1999 contained no adverse opinions, disclaimer of opinions or qualification or modification as to uncertainty, audit scope or accounting principles.

         During the fiscal years ended December 31, 1998 and 1999, and the interim period from January 1, 2000 through October 3, 2000, we had no disagreements with Stokes on any accounting principles or practices, financial statement disclosures or auditing scope or procedure, which, if not resolved to the satisfaction of Stokes would have caused them to make reference to the subject matter of the disagreement in connection with their reports. No event described in paragraph (a) (1) (iv) of Item 304 of Regulation S-K promulgated by the SEC has occurred within our fiscal years ending December 31, 1998 and 1999, or the period from January 1, 2000 through October 3, 2000.

         We did not consult with Beard Miller Company LLP during the fiscal years ended 1998 and 1999, and the interim period from January 1, 2000 through October 3, 2000 on any matter which was the subject of any disagreement or any reportable event or on the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion to be issued on the financial statements.

ITEM 15. FINANCIAL STATEMENTS AND EXHIBITS

         (a) The following financial statements are filed as a part of Item 13, above:

                  Independent Auditor's Report of Beard Miller Company LLP

                  Financial Statements

                  Consolidated Statements of Financial Condition, December 31, 2000 and 1999

                  Consolidated Statements of Income, Years Ended December 2000, 1999 and 1998

                  Consolidated Statements of Stockholders' Equity, Years Ended December 31, 2000, 1999 and 1998

                  Consolidated Statements of Cash Flows, Years Ended December 31, 2000, 1999 and 1998

                  Notes to Consolidated Financial Statements

                  Independent Auditor's Report of Stokes & Hinds LLC

         (b)      Exhibits

                  3(i) Amended and Restated Articles of Incorporation for Neffs Bancorp, Inc.

                  3(ii)    Amended and Restated By-laws of Neffs Bancorp, Inc.

                  4 Instruments Defining the Right of Security Holders (See Exhibit 3(i) and 3(ii), above).

                  11       Statement Re: Computation of Per Share Earnings (See
                           Item 13, Consolidated Statements of Income).

                  16       Letter Re: Change in Certifying Accountant.

                  21       List of Subsidiaries.

                  24       Power of Attorney. (Included on Signature Page.)

                                   SIGNATURES

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                     NEFFS BANCORP, INC.



Date:  April 26, 2001              By:     /s/ JOHN J. REMALEY
                                           -------------------------------------
                                           John J. Remaley
                                           President

                                  EXHIBIT INDEX


EXHIBIT NO.

         3(i) Amended and Restated Articles of Incorporation for Neffs Bancorp, Inc.

         3(ii)    Amended and Restated Bylaws of Neffs Bancorp, Inc.

         4 Instruments defining the Rights of Security Holders (See Exhibits 3(i) and 3(ii), above)

         11 Statement Re: Computation of Per Share Earnings (See Item 13, Consolidated Statements of Income).

         16       Letter Re: Change in Certifying Accountant.

         21       List of Subsidiaries